SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 26, 2012

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

The information contained in this Report is incorporated by reference into the Registration Statement on Form F-3, File No. 333-165754, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three and nine month periods ended September 30, 2012 and 2011. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included on Form 6-K dated July 20, 2012 and in Navios Holdings’ 2011 management discussion and analysis in the annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) and the condensed consolidated financial statements and the accompanying notes included elsewhere in this Form 6-K.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates; (ii) production or demand for the types of drybulk products that are transported by Navios Holdings’ vessels; (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; or (iv) changes in interest rates. Other factors that might cause a difference include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ 2011 annual report on Form 20-F.

Recent Developments

Navios Holdings

Restructuring of Credit Default Insurance

On November 15, 2012, Navios Holdings agreed to restructure its credit default insurance. In connection with this restructuring, Navios Holdings will receive: (i) a $175.4 million lump sum cash payment and (ii) coverage for $41.2 million of revenue under the restructured credit default insurance policy. In addition, Navios Holdings has agreed to provide supplemental charter insurance to Navios Maritime Partners LP. (“Navios Partners”) with a maximum cash payment of $20.0 million.

The credit default insurance policy, as restructured, will cover Navios Holdings’ and Navios Partners’ charter revenue up to a maximum cash payment of $120.0 million.

Navios Holdings anticipates using the proceeds to repay debt and for general corporate purposes. Closing of the credit default insurance restructuring is expected within November 2012, subject to customary closing conditions and required approvals by financing banks.

Dividend Policy

On November 12, 2012, the Board of Directors declared a quarterly cash dividend for the third quarter of 2012 of $0.06 per share of common stock. This dividend is payable on January 4, 2013 to stockholders of record on December 18, 2012. The declaration and payment of any further dividends remain subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations and restrictions under its credit and other debt agreements and such other factors as the Board may deem advisable.

Changes in Capital Structure

During the nine month period ended September 30, 2012, 29,251 shares of common stock were issued following the exercise of the options for cash at an exercise price of $3.18 per share and 5,602 restricted shares of common stock were forfeited to the Company.

Following the issuances and cancellations of the shares described above, as of September 30, 2012, Navios Holdings had 102,433,013 shares of common stock and 8,479 shares of preferred stock outstanding.

Navios Logistics

Completion of Tank in the Liquid Port

In October 2012, Navios South American Logistics Inc. (“Navios Logistics”) completed the construction of a new tank with a static storage capacity of 2,100 cubic meters which increased the total static storage capacity of the liquid port in San Antonio, Paraguay to 45,660 cubic meters.

Acquisition of one pushboat and six tank barges

Navios Logistics acquired one pushboat and six tank barges that were previously chartered-in for a total consideration of $15.9 million. Pursuant to an agreement between the parties, the transaction was effective as of July 2012.

Navios Acquisition

On October 3, 2012, Navios Holdings received an amount of $1.3 million, equal to a dividend of $0.05 per common share, representing the cash distribution from Navios Maritime Acquisition Corporation (“Navios Acquisition”) for the second quarter of 2012.

Navios Partners

On November 13, 2012, Navios Holdings received an amount of $7.3 million, representing the cash distribution from Navios Partners for the third quarter of 2012.

Overview

General

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Acquisition’s fleet and Navios Partners’ fleet, and commercially manages its chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of technical management of its owned fleet, and Navios Partners’ and Navios Acquisition’s fleet, including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

On August 25, 2005, Navios Holdings was acquired by International Shipping Enterprises, Inc. (“ISE”) through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios G.P. L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners. Navios Partners is an affiliate and is not consolidated under Navios Holdings.

Navios Logistics

Navios Logistics, a consolidated subsidiary of Navios Holdings, is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats.

As of September 30, 2012, Navios Holdings owned 63.8% of Navios Logistics.

Navios Acquisition

Navios Acquisition, an affiliate and a former subsidiary of Navios Holdings, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

From March 30, 2011, Navios Acquisition has been considered as an affiliate entity and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition.

As of September 30, 2012, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%.

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered. The current “core fleet” consists of 51 vessels totaling 5.1 million dwt. The employment profile of the fleet as of November 22, 2012 is reflected in the tables below. The 47 vessels currently in operation aggregate to approximately 4.8 million dwt and have an average age of 5.8 years. Navios Holdings has currently fixed 99.0%, 35.9% and 10.6% of the 2012, 2013 and 2014 available days, respectively, of its fleet (excluding vessels which are utilized to fulfill Contracts of Affreightment (“COAs”)), respectively, representing contracted fees (net of commissions), based on contracted charter rates from its current charter agreements of $263.6 million, $95.8 million and $47.4 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels which are utilized to fulfill COAs) is $18,787, $18,041 and $30,343 for 2012, 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for 2012 is estimated at $12,708.

Owned Vessels

Vessels	Type	Built	DWT	Charter-out Rate (1)		Profit Share (5)	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	8,011		No	01/26/2013
Navios Ionian	Ultra Handymax	2000	52,067	8,075		No	12/22/2012
Navios Celestial	Ultra Handymax	2009	58,063	8,075		No	05/14/2013
Navios Vector	Ultra Handymax	2002	50,296	8,550		No	02/21/2013
Navios Horizon	Ultra Handymax	2001	50,346	9,975		No	11/30/2012
Navios Herakles	Ultra Handymax	2001	52,061	11,400		No	04/03/2013
Navios Achilles	Ultra Handymax	2001	52,063	9,025	(7)	65%/$20,000	04/30/2013
Navios Meridian	Ultra Handymax	2002	50,316	11,875		No	12/12/2012
Navios Mercator	Ultra Handymax	2002	53,553	9,405	(7)	65%/$20,000	04/10/2013
Navios Arc	Ultra Handymax	2003	53,514	9,500		No	11/15/2012
Navios Hios	Ultra Handymax	2003	55,180	10,925		No	03/15/2013
Navios Kypros	Ultra Handymax	2003	55,222	8,075	(9)	No	03/15/2013
Navios Ulysses	Ultra Handymax	2007	55,728	8,663	(9)	No	03/24/2013
Navios Vega	Ultra Handymax	2009	58,792	15,751		No	05/23/2013
Navios Astra	Ultra Handymax	2006	53,468	8,075		No	05/22/2013
Navios Magellan	Panamax	2000	74,333	10,925		No	04/12/2013
Navios Star	Panamax	2002	76,662	7,790		No	01/22/2014
Navios Asteriks	Panamax	2005	76,801	—		—	—
Navios Centaurus	Panamax	2012	81,472	12,825		No	04/15/2014
Navios Avior	Panamax	2012	81,355	12,716		No	05/14/2014
Navios Bonavis	Capesize	2009	180,022	47,400		No	06/29/2014
Navios Happiness	Capesize	2009	180,022	13,039	(7)	50%/$32,000	08/05/2013
Navios Lumen	Capesize	2009	180,661	39,830	(6)	Yes	12/10/2012
				43,193	(6)	Yes	12/10/2013
				42,690	(6)	Yes	12/10/2016
				39,305	(6)	Yes	12/10/2017
Navios Stellar	Capesize	2009	169,001	11,638	(9)	No	04/10/2013
Navios Phoenix	Capesize	2009	180,242	13,656		No	01/27/2014	(8)
Navios Antares	Capesize	2010	169,059	10,545	(9)	No	02/02/2013
Navios Etoile	Capesize	2010	179,234	29,356		50% in excess of $38,500	12/02/2020
Navios Bonheur	Capesize	2010	179,259	13,538	(7)	50%/$32,000	07/09/2013
Navios Altamira	Capesize	2011	179,165	24,674		No	01/18/2021
Navios Azimuth	Capesize	2011	179,169	13,538	(7)	50%/$34,500	06/27/2013

Long-Term Fleet. In addition to the 30 owned vessels, Navios Holdings controls a fleet of seven Capesize, seven Panamax, six Ultra Handymax, and one Handysize vessels under long-term time charters, which have an average age of approximately 5.2 years. Of the 21 chartered-in vessels, 17 are currently in operation and four are scheduled for delivery at various times through August 2013, as set forth in the following table:

Long-term Chartered-in Fleet

Vessels	Type	Built	DWT	Purchase Option (3)	Charter-out Rate (1)	Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes(4)	8,313	12/09/2012
				Yes(4)	7,600	04/09/2013
Navios Primavera	Ultra Handymax	2007	53,464	Yes	8,550	02/15/2013
Navios Armonia	Ultra Handymax	2008	55,100	No	10,450	12/27/2012
Navios Apollon	Ultra Handymax	2000	52,073	No	7,600	11/30/2012
Navios Oriana	Ultra Handymax	2012	61,442	Yes	11,400	04/25/2013
Navios Libra II	Panamax	1995	70,136	No	6,983	03/31/2013
Navios Altair	Panamax	2006	83,001	No	6,888	02/11/2013
Navios Esperanza	Panamax	2007	75,356	No	14,513	02/19/2013
Navios Marco Polo	Panamax	2011	80,647	Yes	11,875	01/09/2013
Navios Koyo	Capesize	2011	181,415	Yes	11,970	03/20/2013
Torm Antwerp	Panamax	2008	75,250	Yes		—
Golden Heiwa	Panamax	2007	76,662	No		—
Beaufiks	Capesize	2004	180,310	Yes		—
Rubena N	Capesize	2006	203,233	No		—
SC Lotta	Capesize	2009	169,056	No		—
King Ore	Capesize	2010	176,800	No		—
Navios Obeliks	Capesize	2012	181,415	Yes		—

Long-term Chartered-in Fleet to be Delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Felix	Capesize	07/2013	Yes	180,000
Navios Mercury	Ultra Handymax	07/2013	Yes	61,000
Navios Venus	Ultra Handymax	08/2013	Yes	61,000
Navios Southern Star	Panamax	03/2013	Yes	82,100

(1)	Daily rate net of commissions. These rates do not include insurance proceeds to be received upfront in November 2012
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Profit share based on applicable Baltic TC Average exceeding $/day rates listed.
(6)	Year eight optional (option to Navios Holdings) included in the table above. Profit sharing is 100% to Navios Holdings until net daily rate of $44,850 and becomes 50/50 thereafter.
(7)	The contracts for these vessels have been temporarily suspended and the vessels have been re-chartered to third parties for variable charter periods following the default of the original charterer. Amount represents daily rate of mitigation proceeds.
(8)	Subject to COA of $45,500 per day for the remaining period until first quarter of 2015.
(9)	Amount represents daily rate of mitigation proceeds following the default of the original charterer.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire.

Navios Holdings enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import drybulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet: Navios Holdings’ short-term fleet is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for a duration of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e., vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) for periods of up to 12 years to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings trades forward freight agreements (“FFAs”) and additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs.

During 2008 and 2009, this policy had the effect of generating Time Charter Equivalents (“TCE”) that, while high by the average historical levels of the drybulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings’ fleet been operated purely on short-term and/or spot employment. During 2010, 2011, and during the nine month period ended September 30, 2012, this chartering policy had the effect of generating TCEs that were higher than spot employment.

The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels that are utilized to serve voyage charters or COAs) was $12,589 per day for the nine month period ended September 30, 2012. The average long-term charter-in hire rate per vessel is included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the current market.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of drybulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage of Navios Holdings’ owned vessels and long-term chartered fleet, which is chartered-in at favorable rates, will continue to help mitigate the impact of the current decline in freight rates. A reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet and any purchase options that are currently in the money. In reaction to a decline in freight rates, available ship financing has also been negatively impacted.

Navios Logistics, which is currently 63.8% owned by Navios Holdings, owns and operates vessels, barges and pushboats located mainly in Argentina, the largest bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics would be adversely affected.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ 2011 annual report on Form 20-F filed with the Securities and Exchange Commission for a discussion of certain risks inherent in its business.

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:

•

Market Exposure: Navios Holdings manages the size and composition of its fleet by chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 5.1 million dwt in drybulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•

Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•

Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•

TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business, obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE revenue also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned core fleet is 6.2 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment and Forward Freight Agreements (COA and FFAs)

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic backhaul cargo contracts.

Navios Holdings enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risks relating to the possible inability of counterparties to meet the terms of their contracts.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house, and LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.

NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments from which it derives its revenues, Drybulk Vessel Operations and Logistics Business. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. For Navios Holdings’ reporting purposes, Navios Logistics is considered as one reportable segment known as the Logistics Business segment. The Logistics Business segment consists of Navios Holdings’ port terminal business, barge business and cabotage business in the Hidrovia region of South America. Also, following the formation of Navios Acquisition and until March 30, 2011 when Navios Acquisition’s deconsolidation took place, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consisted of transportation and handling of liquid cargoes through the ownership, operation, and trading of tanker vessels. Navios Holdings measures segment performance based on net income.

Period over Period Comparisons

For the Three Month Period Ended September 30, 2012 Compared to the Three Month Period Ended September 30, 2011

The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2012 and 2011. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Three Month Period Ended September 30, 2012	Three Month Period Ended September 30, 2011
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$163,944	173,810
Time charter, voyage and port terminal expenses	(68,573)	(73,162)
Direct vessel expenses	(32,573)	(28,236)
General and administrative expenses	(11,066)	(12,436)
Depreciation and amortization	(26,568)	(24,622)
Interest income/(expense) and finance cost, net	(26,952)	(24,272)
Loss on derivatives	(73)	(3)
Gain on sale of assets	—	35
Other expense, net	(1,813)	(3,437)

(Loss)/income before equity in net earnings of affiliated companies	(3,674)	7,677
Equity in net earnings of affiliated companies	8,326	7,956

Income before taxes	4,652	15,633
Income tax benefit	314	317

Net income	4,966	15,950
Less: Net (income)/loss attributable to the noncontrolling interest	(336)	340

Net income attributable to Navios Holdings common stockholders	$4,630	16,290

Set forth below are selected historical and statistical data for Navios Holdings (excluding Navios Logistics) for each of the three month periods ended September 30, 2012 and 2011 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended
	September 30,
	2012	2011
	(unaudited)	(unaudited)
FLEET DATA
Available days	4,633	4,096
Operating days	4,495	4,070
Fleet utilization	97.0%	99.4%
Equivalent vessels	50	45
AVERAGE DAILY RESULTS
Time Charter Equivalents	$18,785	$22,884

During the three month period ended September 30, 2012, there were 537 more available days, as compared to the same period of 2011 due to (i) an increase of 261 available days of owned vessels mainly attributable to the delivery of the owned newbuilding vessels at various times during the first half of 2012, and (ii) an increase in long-term charter-in fleet available days of 450 days. This increase was partially offset by a decrease in short term fleet available days by 174 days.

The average TCE rate for the three month period ended September 30, 2012 was $18,785 per day, $4,099 per day lower than the rate achieved in the same period of 2011. This was primarily due to the slowdown in the freight market resulting in lower charter-out daily rates in the third quarter of 2012 than those achieved in the third quarter of 2011.

Revenue: Revenue from drybulk vessel operations for the three months ended September 30, 2012 was $98.9 million, as compared to $105.0 million for the same period during 2011. The decrease in drybulk revenue was mainly attributable to (i) a decrease in TCE per day by 17.9% to $18,785 per day in the third quarter of 2012, as compared to $22,884 per day in the same period of 2011 and (ii) a decrease in the short-term charter-in fleet available days of 174 days. This decrease was partially offset by (i) an increase in available days for owned vessels by 10.5% to 2,750 days in the third quarter of 2012 from 2,489 days in the same period of 2011 and (ii) an increase in the long-term charter-in fleet available days of 450 days.

Revenue from the logistics business was $65.0 million for the three months ended September 30, 2012, as compared to $68.8 million for the same period of 2011. This decrease was mainly attributable to the decrease in the Paraguayan liquid port’s volume of products sold mitigated mainly by an increase in rates and volumes in the dry port terminal.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses for the drybulk vessels increased by $4.3 million or 11.3% to $42.5 million for the three month period ended September 30, 2012, as compared to $38.2 million for the same period in 2011. This was primarily due to an increase of 450 days in long-term fleet available days (as discussed above). This increase was partially mitigated by a decrease in short-term fleet available days by 174 days.

Of the total amounts for the three month periods ended September 30, 2012 and 2011, $26.1 million and $35.0 million, respectively, related to Navios Logistics. The $8.9 million decrease in Navios Logistics was mainly due to (a) a decrease in time charter and voyage expenses of the barge fleet attributable to a decrease in charter-in expenses and (b) a decrease in the Paraguayan liquid port’s volume of products sold. This decrease was partially mitigated by an increase in operations at Navios Logistics’ dry port facility in Uruguay.

Direct Vessel Expenses: Direct vessel expenses increased by $4.4 million or 15.6% to $32.6 million for the three month period ended September 30, 2012, as compared to $28.2 million for the same period in 2011. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs. Of the total amounts for the three month period ended September 30, 2012 and 2011, $20.5 million and $18.0 million, respectively, related to Navios Logistics, mainly due to an increase in crew costs.

The drybulk direct vessel expenses increased by $1.9 million or 18.6% to $12.1 million for the three month period ended September 30, 2012, as compared to $10.2 million for same period in 2011. The increase resulted primarily from the increase in days of owned vessels from 2,489 days during 2011 to 2,750 days during 2012 following the delivery of owned vessels at various times during the first half of 2012.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Three Month Period Ended	Three Month Period Ended
	September 30, 2012	September 30, 2011
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Payroll and related costs(1)	$5,798	$5,354
Professional, legal, audit fees and other expenses(1)	535	1,595
Navios Logistics (2)	3,271	3,447

Sub-total	9,604	10,396
Credit risk insurance(1)	1,462	2,040

General and administrative expenses	$11,066	$12,436

(1)	Excludes the logistics business which is reflected in the line items for Navios Logistics.
(2)	Includes $0.2 million of administrative management services provided by Navios Holdings as per the administrative agreement with Navios Logistics for the three month period ended September 30, 2012.

The decrease in general and administrative expenses by $1.3 million or 10.5% to $11.1 million for the three month period ended September 30, 2012, as compared to $12.4 million for the same period of 2011, was mainly attributable to (a) a $1.0 million decrease in professional, legal, audit fees and other expenses; (b) a $0.2 million decrease in general and administrative expenses attributable to the logistics business; and (c) a $0.6 million decrease in credit risk insurance. This decrease was partially offset by a $0.5 million increase in payroll and other related costs.

Depreciation and Amortization: For the three month period ended September 30, 2012, depreciation and amortization increased by $2.0 million or 8.1% to $26.6 million, as compared to $24.6 million for the same period in 2011. The increase was primarily due to (i) an increase in depreciation in the logistics business by $1.7 million due to the acquisitions of new barges, pushboats and other fixed assets in the third and fourth quarters of 2011 and the acquisition of one pushboat and six barges in the third quarter of 2012; and (ii) a $0.3 million increase in depreciation of drybulk vessels.

Interest Income/(Expense) and Finance Cost, Net: Interest income/(expense) and finance cost, net for the three month period ended September 30, 2012 increased by $2.7 million or 11.1% to $27.0 million, as compared to $24.3 million in the same period of 2011. This increase was mainly due to (a) a $1.6 million increase in interest expense due to the ship mortgage notes issued in July 2012; (b) a $0.7 million increase in amortization of deferred finance expenses; and (c) a $0.4 million decrease in interest income. The effect of Navios Logistics was less than $0.1 million.

Loss on Derivatives: Loss on derivatives increased by $0.1 million to a loss of $0.1 million during the three month period ended September 30, 2012, as compared to $0 for the same period in 2011. There is no loss/gain on derivatives relating to the logistics business operations. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods.

Other Expense, Net: Other expense, net decreased by $1.6 million or 47.1% to $1.8 million for the three month period ended September 30, 2012, as compared to $3.4 million for the same period in 2011. This decrease was mainly due to (a) a $1.0 million decrease in other expenses, net of Navios Logistics; and (b) a $0.6 million decrease in miscellaneous voyage expenses.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $0.3 million or 3.8% to $8.3 million for the three month period ended September 30, 2012, as compared to $8.0 million for the same period in 2011. This increase was mainly due to a $0.4 million increase in investment income, which was partially mitigated by a $0.1 million decrease in the amortization of deferred gain, as described in more detail below. The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”) (see also “Related Party Transactions”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced.

Income Tax: Income taxes for both three month periods ended September 30, 2012 and 2011 were $0.3 million.

Net (Income)/Loss Attributable to the Noncontrolling Interest: Net (income)/loss attributable to noncontrolling interests increased by $0.7 million to income of $0.3 million for the three month period ended September 30, 2012, as compared to a $0.4 million loss for the same period in 2011. This increase was attributable to (a) the fact that Navios Logistics’ results for the three month period ended September 30, 2012 was a net income as compared to a net loss for the same period in 2011; and (b) the acquisition by Navios Logistics of the noncontrolling interests of its joint ventures on July 25, 2011.

For the Nine Month Period Ended September 30, 2012 Compared to the Nine Month Period Ended September 30, 2011

The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2012 and 2011. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Nine Month Period Ended September 30, 2012	Nine Month Period Ended September 30, 2011
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$488,037	$520,935
Time charter, voyage and port terminal expenses	(203,505)	(197,124)
Direct vessel expenses	(91,623)	(90,481)
General and administrative expenses	(36,092)	(39,121)
Depreciation and amortization	(78,274)	(82,340)
Interest income/(expense) and finance cost, net	(77,498)	(78,842)
Loss on derivatives	(275)	(85)
Gain on sale of assets	323	38,822
Loss on change in control	—	(35,325)
Loss on bond extinguishment	—	(21,199)
Other expense, net	(6,034)	(8,157)

(Loss)/income before equity in net earnings of affiliated companies	(4,941)	7,083
Equity in net earnings of affiliated companies	24,959	22,702

Income before taxes	20,018	29,785
Income tax (expense)/benefit	(281)	136

Net income	19,737	29,921
Less: Net income attributable to the noncontrolling interest	(363)	(911)
Preferred stock dividends of subsidiary	—	(27)
Add: Preferred stock dividends attributable to the noncontrolling interest	—	12

Net income attributable to Navios Holdings common stockholders	$19,374	$28,995

Set forth below are selected historical and statistical data for Navios Holdings for each of the nine month periods ended September 30, 2012 and 2011 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Nine Month Period Ended
	September 30,
	2012	2011
	(unaudited)	(unaudited)
FLEET DATA
Available days	13,120	12,207
Operating days	12,894	12,078
Fleet utilization	98.3%	98.9%
Equivalent vessels	48	45
AVERAGE DAILY RESULTS
Time Charter Equivalents	$19,988	$23,727

During the nine month period ended September 30, 2012, there were 913 more available days, as compared to the same period of 2011 mainly due to (i) an increase of 367 available days of owned vessels mainly attributable to the delivery of the owned newbuilding vessels at various times during the first half of 2012 and (ii) an increase in long-term charter-in fleet available days of 911 days. This increase was partially offset by a decrease in short term fleet available days by 365 days.

The average TCE rate for the nine month period ended September 30, 2012 was $19,988 per day, $3,739 per day lower than the rate achieved in the same period of 2011. This was primarily due to the slowdown in the freight market resulting in lower charter-out daily rates in the nine month period ended September 30, 2012 than those achieved in the same period of 2011.

Revenue: Revenue from drybulk vessel operations for the nine months ended September 30, 2012 was $299.6 million, as compared to $327.9 million for the same period during 2011. The decrease in drybulk revenue was mainly attributable to (i) a decrease in TCE per day by 15.8% to $19,988 per day in nine moth period ended September 30, 2012, as compared to $23,727 per day in the same period of 2011 and (ii) a decrease in the short term charter-in fleet available days of 365 days. This decrease was partially offset by (i) an increase in available days for owned vessels by 4.8% to 8,016 days in the nine month period ended September 30, 2012 from 7,649 days in the same period of 2011 and (ii) an increase in the long-term charter-in fleet available days of 911 days.

Revenue from the logistics business was $188.4 million for the nine months ended September 30, 2012, as compared to $167.9 million during the same period of 2011. This increase was mainly attributable to (a) increases in volumes and rates in the dry and liquid port terminals; (b) the expansion of the barge fleet in the third and fourth quarters of 2011; and (c) an increase in time charter rates.

Revenue from tanker vessel operations for the nine month period ended September 30, 2011 was $25.1 million. Following the delivery of a chemical tanker, the Nave Polaris, on January 27, 2011, Navios Acquisition had 874 available days and a TCE rate of $29,558.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $6.4 million or 3.2% to $203.5 million for the nine month period ended September 30, 2012, as compared to $197.1 million for same period in 2011. This was primarily due to an increase of $7.6 million to $80.7 million for the nine month period ended September 30, 2012, as compared to $73.1 million for the same period in 2011 in time charter, voyage and port terminal expenses related to Navios Logistics. The increase in Navios Logistics was mainly due to (a) a $6.0 million increase as a result of increases in the dry and liquid port’s volume and price of products sold and (b) a $1.6 million increase due to additional voyage expenses as a result of the expansion of the barge fleet in the third and fourth quarters of 2011. This increase was partially offset by a decrease of $0.8 million to $122.8 million the nine month period ended September 30, 2012, as compared to $123.6 million for the same period in 2011 in time charter, voyage and port terminal expenses of drybulk vessels. This was primarily due to a decrease in charter-in hire rate and voyage charter expenses. This decrease was mitigated by a net increase of 545 days in the short-term and long-term fleet available days (as discussed above).

Direct Vessel Expenses: Direct vessel expenses increased by $1.1 million or 1.2% to $91.6 million for the nine month period ended September 30, 2012, as compared to $90.5 million for the same period in 2011. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs. The direct vessel expenses from drybulk operations increased by $1.2 million or 3.4% to $36.1 million for the nine month period ended September 30, 2012, as compared to $34.9 million for the same period in 2011. The increase resulted primarily from an increase in days of owned vessels by 367 days.

Of the total amounts for the nine month periods ended September 30, 2012 and 2011, $55.5 million and $48.0 million, respectively, related to Navios Logistics. The increase in Navios Logistics was mainly due to an increase in crew costs and the expansion of the barge fleet in the third and fourth quarters of 2011.

Direct vessel expenses from Tanker Vessel Operations for the nine month period ended September 30, 2011 was $7.6 million.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Nine Month Period	Nine Month Period
	Ended	Ended
	September 30, 2012	September 30, 2011
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Payroll and related costs(1)	$17,061	$16,777
Professional, legal, audit fees and other expenses(1)	4,119	4,804
Navios Acquisition	—	1,025
Navios Logistics (2)	10,134	10,118

Sub-total	31,314	32,724
Credit risk insurance (1)	4,778	6,397

General and administrative expenses	$36,092	$39,121

(1)	Excludes the logistics business and tanker vessels business which are reflected in the line items for Navios Logistics and Navios Acquisition, respectively.
(2)	Includes $0.5 million of administrative management services provided by Navios Holdings as per the administrative agreement with Navios Logistics for the nine month period ended September 30, 2012.

The decrease in general and administrative expenses by $3.0 million or 7.7% to $36.1 million for the nine month period ended September 30, 2012, as compared to $39.1 million for the same period of 2011, was mainly attributable to (a) a $0.7 million decrease in professional, legal, audit fees and other expenses; (b) a $1.0 million decrease in general and administrative expenses attributable to the tanker business due to the deconsolidation of Navios Acquisition; and (c) a $1.6 million decrease in credit risk insurance. This decrease was partially offset by a $0.3 million increase in payroll and other related costs.

Depreciation and Amortization: For the nine month period ended September 30, 2012, depreciation and amortization decreased by $4.0 million or 4.9% to $78.3 million, as compared to $82.3 million for the same period in 2011. The decrease was primarily due to an $8.0 million decrease due to the deconsolidation of Navios Acquisition. This decrease was partially offset by (a) an increase of $3.5 million attributable to the logistics business, mainly due to the additional depreciation generated by new acquisitions of barges, pushboats and other fixed assets in the third and fourth quarters of 2011 and the acquisition of one pushboat and six barges in the third quarter of 2012, and (b) a $0.5 million increase in amortization of favorable and unfavorable lease terms of the drybulk vessels.

Interest Income/(Expense) and Finance Cost, Net: Interest income/(expense) and finance cost, net for the nine month period ended September 30, 2012 decreased by $1.3 million or 1.6% to $77.5 million, as compared to $78.8 million in the same period of 2011. This decrease was mainly due to an $8.4 million decrease in interest income/expense and finance cost, net, attributable to Navios Acquisition as a result of its deconsolidation. This decrease was partially offset by (a) a $3.9 million increase in interest expense and finance cost attributable to Navios Logistics following the issuance of $200.0 million of Logistics Senior Notes (as defined below) in April 2011 and (b) a $3.2 million increase in interest expense and finance cost of Navios Holdings due to the ship mortgage notes issued in July 2012.

Loss on Derivatives: Loss on derivatives increased by $0.2 million to $0.3 million during the nine month period ended September 30, 2012, as compared to $0.1 million for the same period in 2011. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods.

Gain on Sale of Assets: The gain on sale of assets for the nine month period ended September 30, 2012 was $0.3 million which resulted from the sale of the Navios Buena Ventura to Navios Partners on June 15, 2012 for cash consideration of $67.5 million. During the same period in 2011, a gain of $38.8 million resulted from the sale of the Navios Luz and the Navios Orbiter to Navios Partners on May 19, 2011 for a total consideration of $130.0 million, of which $120.0 million was paid in cash and $10.0 million was paid in newly issued common units of Navios Partners.

Loss on Change in Control: On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. From that date onwards, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company (since the preferred stock is considered in substance common stock from an accounting perspective), and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. As of September 30, 2012, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%. On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103.3 million, which represents the fair values of the common stock and Series C preferred stock that were held by Navios Holdings on such date. On March 30, 2011, the Company accounted for a loss on change in control of $35.3 million, which is equal to the fair value of the Company’s investment in Navios Acquisition of $103.3 million less the Company’s portion of Navios Acquisition’s net assets on March 30, 2011.

Loss on Bond Extinguishment: In December 2006, the Company issued $300.0 million in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem all of the 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. As a result of such transaction, Navios Holdings recorded expenses from bond extinguishment of $21.2 million.

Other Expense, Net: Other expense, net decreased by $2.1 million or 25.6% to $6.1 million for the nine month period ended September 30, 2012, as compared to $8.2 million for the same period in 2011. This decrease was mainly due to (a) a decrease of $1.4 million in other expenses, net of Navios Logistics mainly due to a decrease in taxes other-than income taxes mitigated by an increase in the provision for losses on accounts receivable and (b) a $0.7 million decrease in other expense, net of the drybulk vessels.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $2.3 million or 10.1% to $25.0 million for the nine month period ended September 30, 2012, as compared to $22.7 million equity in earnings for the same period in 2011. This increase was mainly due to (a) a $1.5 million increase in investment income; and (b) a $0.8 million increase in the amortization of deferred gain. The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”) (see also “Related Party Transactions”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced.

Income Tax Expense: Income taxes increased by $0.4 million to a $0.3 million expense for the nine month period ended September 30, 2012, as compared to income of $0.1 million for the same period in 2011. The increase was attributable to logistics business.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $0.5 million to $0.4 million for the nine month period ended September 30, 2012, as compared to $0.9 million for the same period in 2011. The decrease was due to a $0.7 million decrease in income attributable to the noncontrolling interest in Navios Logistics to $0, as compared to $0.7 million for the same period in 2011, mainly due to the acquisition by Navios Logistics of the noncontrolling interests of its joint ventures on July 25, 2011. This decrease was partially offset by a $0.2 million decrease in loss attributable to the noncontrolling interest in Navios Acquisition as a result of the deconsolidation of Navios Acquisition on March 30, 2011.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and credit facilities and other debt financings. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of credit facilities and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. There were no shares repurchased during the nine month period ended September 30, 2012. During the year ended December 31, 2011, Navios Holdings repurchased 73,651 shares for a total cost of $0.2 million.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Holdings for the nine month periods ended September 30, 2012 and 2011.

	Nine Month Period	Nine Month Period
	Ended September 30,	Ended September 30,
	2012	2011
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$61,711	$58,045
Net cash provided by/ (used in) investing activities	20,844	(107,286)
Net cash (used in)/provided by financing activities	(90,390)	36,768

Decrease in cash and cash equivalents	(7,835)	(12,473)
Cash and cash equivalents, beginning of the period	171,096	207,410

Cash and cash equivalents, end of period	$163,261	$194,937

Cash provided by operating activities for the nine month period ended September 30, 2012 as compared to the cash provided by for the nine month period ended September 30, 2011:

Net cash provided by operating activities increased by $3.7 million to $61.7 million for the nine month period ended September 30, 2012, as compared to $58.0 million for the same period of 2011. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was a $102.4 million gain for the nine month period ended September 30, 2012, which consisted mainly of the following adjustments: $78.3 million of depreciation and amortization, $5.3 million of amortization of deferred drydock expenses, $4.8 million of amortization of deferred finance fees, $3.6 million relating to share-based compensation, a $9.8 million movement in earnings in affiliates net of dividends received, $0.2 million of unrealized losses on FFAs, a $0.4 million provision for losses on accounts receivable and a $0.3 million increase in income taxes. These adjustments were partially offset by a $0.3 million gain on the sale of the Navios Buena Ventura to Navios Partners.

The negative change in operating assets and liabilities of $60.4 million for the nine month period ended September 30, 2012 resulted from a $2.5 million increase in accounts receivable, a $7.7 million increase in prepaid expenses and other current assets, a $5.3 million increase in restricted cash, a $49.4 million increase in long term receivables from affiliates, a $1.2 million increase in amounts due from affiliates, a $0.2 million decrease in derivative accounts, $8.5 million in payments for drydock and special survey costs, a $0.8 million decrease in accounts payable and a $13.5 million decrease in deferred income. These were partially offset by a $20.0 million increase in accrued expenses, an $8.3 million increase in other long-term liabilities and a $0.4 million decrease in other long term assets.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was a $103.8 million gain for the nine month period ended September 30, 2011, which consisted mainly of the following adjustments: $82.3 million of depreciation and amortization, $3.8 million of amortization of deferred drydock expenses, $4.3 million of amortization of deferred finance fees, $5.6 million of expenses from bond extinguishment, $3.1 million relating to share-based compensation, a $35.3 million loss on change in control, a $8.4 million movement in earnings in affiliates net of dividends received and $0.1 million relating to the provision for losses on accounts receivable. These adjustments were partially offset by $0.2 million of unrealized gains on FFAs, a $38.8 million gain from the sale of the Navios Luz and the Navios Orbiter to Navios Partners and a $0.1 million increase in loss from income taxes.

The negative change in operating assets and liabilities of $75.6 million for the nine month period ended September 30, 2011 resulted from a $39.4 million increase in accounts receivable, a $15.1 million increase in prepaid expenses and other current assets, a $65.1 million increase in amounts due from affiliates, $8.9 million in payments for drydock and special survey costs and a $6.4 million decrease in other long-term liabilities. These were partially offset by a $0.7 million decrease in restricted cash, a $42.0 million increase in accrued expenses, a $9.5 million increase in deferred income, a $1.3 million decrease in other long-term assets, a $5.6 million increase in accounts payable and a $0.2 million increase in derivative accounts.

Cash provided by investing activities for the nine month period ended September 30, 2012 as compared to the cash used in investing activities for the nine month period ended September 30, 2011:

Cash provided by investing activities was $20.8 million for the nine month period ended September 30, 2012, while cash used in investing activities was $107.3 million for the same period in 2011.

Cash provided by investing activities for the nine months ended September 30, 2012 was the result of: (a) $67.5 million of proceeds from the sale of the Navios Buena Ventura to Navios Partners on June 15, 2012 and (b) $10.0 million loan repayment from Navios Acquisition. The above was partially offset by (a) $1.5 million in payments relating to the acquisition of General Partner units following the offering by Navios Partners in May 2012; (b) $26.1 million paid for the acquisition of the vessel Navios Serenity and $12.3 million paid for the delivery of the Navios Centaurus on March 30, 2012 and the Navios Avior on May 14, 2012; (c) the purchase of other fixed assets and improvements amounting to $12.8 million mainly relating to Navios Logistics; and (d) a $4.0 million loan provided to Navios Acquisition.

Cash used in investing activities for the nine months ended September 30, 2011 was the result of: (a) a $72.4 million decrease due to the Navios Acquisition deconsolidation; (b) $3.0 million of deposits for acquisitions of tanker vessels under construction; (c) $27.3 million of deposits for the acquisition of a newbuilding bulk carrier delivered in the second quarter of 2012; (d) $51.5 million paid for the acquisition of the vessels Navios Azimuth, Navios Altamira and Navios Astra, and $4.5 million paid for the delivery of the Nave Polaris on January 27, 2011; (e) $2.1 million in payments relating to the acquisition of General Partner units following offerings by Navios Partners; and (f) the purchase of other fixed assets amounting to $67.3 million mainly relating to Navios Logistics. The above was partially offset by (a) $120.0 million of proceeds from the sale of the Navios Luz and the Navios Orbiter to Navios Partners on May 19, 2011, and (b) a $0.8 million decrease in restricted cash.

Cash used in financing activities for the nine month period ended September 30, 2012 as compared to the cash provided by financing activities for the nine month period ended September 30, 2011:

Cash used in financing activities was $90.4 million for the nine month period ended September 30, 2012, while cash provided by financing activities was $36.8 million for the same period of 2011.

Cash used in financing activities for the nine month period ended September 30, 2012 was the result of (a) $206.9 million of repayments made in connection with Navios Holdings’ outstanding indebtedness comprising of (i) a full repayment of the Cyprus Popular Bank Public Co. Ltd. loan facility in April 2012 in the amount of $17.4 million, (ii) a $26.8 million partial repayment of the Deka loan facility due to the sale of the Navios Buena Ventura, (iii) a full repayment of a $20.0 million unsecured bond on July 24, 2012; (iv) a $39.8 million and a $48.8 million repayment in full of the Dekabank facility and the DNB facility, respectively, on July 9, 2012, using a portion of the proceeds of the ship mortgage notes issued in July 2012; and (v) $54.1 million of installments paid; (b) $1.2 million relating to payments for capital lease obligations and (c) $19.7 million of dividends paid to the Company’s stockholders. This was partially offset by: (a) $25.5 million of loan proceeds for financing the acquisition of the Navios Serenity (net of relating finance fees of $0.5 million), (b) $ 14.5 million of loan proceeds for the refinancing of the Navios Astra (net of relating finance fees of $0.5 million), (c) $10.8 million of loan proceeds for financing the construction of the Navios Avior (net of relating finance fees of $0.5 million), (d) a $1.6 million decrease in restricted cash relating to loan repayments; (e) $85.0 million of net proceeds from the issuance in July 2012 of an additional amount of the ship mortgage notes due 2017; and (f) $0.1 million of proceeds from the exercise of options to purchase common stock.

Cash provided by financing activities for the nine month period ended September 30, 2011 was the result of (a) $70.5 million of loan proceeds (net of relating finance fees of $0.9 million) in connection with (i) $67.5 million of Navios Holdings’ loan proceeds for financing the acquisition of the Navios Azimuth, the Navios Altamira, the Navios Astra (net of relating finance fees of $0.3 million), and the Navios Avior (net of relating fees of $0.2 million); and (ii) $3.0 million of Navios Acquisition’s loan proceeds (net of relating finance fees of $0.4 million); (b) $0.4 million of proceeds from the exercise of options to purchase common stock; (c) $341.0 million of net proceeds from the sale of the 2019 Notes; (d) $193.2 million of net proceeds from the sale of 9.25% senior notes due 2019 of Navios Logistics; and (e) a $0.9 million decrease in restricted cash relating to loan repayments. This was partially offset by: (a) the repayment of the 2014 Notes with the proceeds of the sale of the 2019 Notes; (b) $239.0 million of installment payments made in connection with Navios Holdings’ outstanding indebtedness (including Navios Acquisition and Navios Logistics); (c) $0.9 million relating to payments for capital lease obligations; (d) $20.7 million of dividends paid to the Company’s shareholders and (e) $8.6 million paid by Navios Logistics for the acquisition of the noncontrolling interests in its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd Inc. and HS South Shipping Inc.

Adjusted EBITDA: EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before stock-based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions and (ii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, the Company’s calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	September 30, 2012	September 30, 2011
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by/(used in) operating activities	$24,068	$(15,107)
Net increase in operating assets	12,948	76,843
Net decrease/(increase) in operating liabilities	81	(18,736)
Net interest cost	26,952	24,272
Deferred finance charges	(1,923)	(1,100)
Provision for losses on accounts receivable	(132)	(122)
Unrealized gains/(losses) on FFA derivatives	79	(23)
Earnings in affiliates, net of dividends received	(2,894)	(3,005)
Payments for drydock and special survey	1,922	3,896
Noncontrolling interest	(336)	340
Gain on sale of assets	—	35

Adjusted EBITDA	$60,765	$67,293

	Nine Months Ended
	September 30, 2012	September 30, 2011
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$61,711	$58,045
Net increase in operating assets	65,698	117,626
Net increase in operating liabilities	(13,805)	(50,878)
Net interest cost	77,498	78,842
Deferred finance charges	(4,755)	(4,326)
Provision for losses on accounts receivable	(442)	(119)
Unrealized losses on FFA derivatives and expenses related to bond extinguishment	(173)	(5,327)
Earnings in affiliates, net of dividends received	(9,799)	(8,407)
Payments for drydock and special survey	8,531	8,886
Noncontrolling interest	(363)	(911)
Preferred stock dividends attributable to the noncontrolling interest	—	12
Preferred stock dividends of subsidiary	—	(27)
Loss on change in control	—	(35,325)
Gain on sale of assets	323	38,822

Adjusted EBITDA	$184,424	$196,913

Adjusted EBITDA for the three months ended September 30, 2012 and 2011 was $60.8 million and $67.3 million, respectively. The $6.5 million decrease in Adjusted EBITDA was primarily due to (a) a decrease in revenue by $9.9 million; (b) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) by $4.0 million; (c) an increase in losses from derivatives by $0.1 million ; and (d) a $0.7 million increase in net income attributable to the noncontrolling interest. This overall variance of $14.7 million was mitigated by (a) a $4.6 million decrease in time charter, voyage and port terminal expenses; (b) a decrease in general and administrative expenses by $1.6 million (excluding share based compensation expenses); (c) an increase in equity in net earnings from affiliated companies by $0.4 million; and (d) a decrease in net other expenses by $1.6 million.

Adjusted EBITDA for the nine months ended September 30, 2012 and 2011 was $184.4 million and $196.9 million, respectively. The $12.5 million decrease in Adjusted EBITDA was primarily due to (a) a decrease in revenue by $32.9 million; (b) a $6.4 million increase in time charter, voyage and port terminal expenses; (c) a $0.2 million increase in loss from derivatives; and (d) a decrease in gain on sale of assets by $38.5 million. This overall variance of $78.0 million was mitigated by (a) a decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) by $0.4 million; (b) a decrease in general and administrative expenses by $3.6 million (excluding share based compensation expenses); (c) a decrease in net other expenses of $2.1 million; (d) a decrease by $21.2 million in expenses relating to the bond extinguishment in January 2011; (e) a $35.3 million decrease in loss due to the deconsolidation of Navios Acquisition; (f) a $0.6 million decrease in net income attributable to the noncontrolling interest; and (g) an increase in equity in net earnings from affiliated companies by $2.3 million.

Long-term Debt Obligations and Credit Arrangements

Navios Holdings loans

Senior Notes: On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) issued $350.0 million in senior notes due on February 15, 2019 at a fixed rate of 8.125%. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios South American Logistics Inc. and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The 2019 Co-Issuers have the option to redeem the notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the 2019 Co-Issuers may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of September 30, 2012.

Ship Mortgage Notes: In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. In July 2012, the Mortgage Notes Co-Issuers issued an additional $88.0 million of the ship mortgage notes at par value. The exchange offer of the ship mortgage notes issued in July 2012 was completed on October 4, 2012.

The ship mortgage notes are senior obligations of the Mortgage Notes Co-Issuers and are secured by first priority ship mortgages on 17 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc . The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the Mortgage Notes Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015.

Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Mortgage Notes Co-Issuers to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Mortgage Notes Co Issuers and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the Mortgage Notes Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries.

The Mortgage Notes Co-Issuers were in compliance with the covenants as of September 30, 2012.

Loan Facilities:

The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of September 30, 2012, the Company was in compliance with all of the covenants under each of its credit facilities outlined below.

HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was initially composed of a $280.0 million term loan facility and a $120.0 million reducing revolving facility and it has been amended and repaid as certain vessels have been sold.

The loan facility bears interest at a margin ranging from 115 basis points to 175 basis points depending on the specified security value and requires compliance with financial covenants, including a specified security value maintenance compared to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

As of September 30, 2012, the outstanding revolving credit facility is repayable in two quarterly installments of $0.9 million and seven quarterly installments of $0.2 million with a final balloon payment of $2.0 million on the last payment date and the outstanding term loan facility is repayable in two quarterly installments of $0.5 million and seven quarterly installments of $1.1 million with a final balloon payment of $33.2 million on the last payment date.

As of September 30, 2012, the full amount under the revolving facility had been drawn and the outstanding amount was $5.3 million. As of September 30, 2012, the outstanding amount under the term loan facility was $42.2 million.

Emporiki Facilities: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130.0 million.

The interest rate of the amended facility is based on a margin of 175 basis points. The facility is repayable in one installment of $1.4 million in July 2013, followed by three semi-annual installments of $2.1 million and ten semi-annual installments of $1.4 million with a final balloon payment of $10.7 million on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of September 30, 2012, the outstanding amount under this facility was $32.8 million.

In August 2009, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $75.0 million (divided into two tranches of $37.5 million) to partially finance the acquisition costs of two Capesize vessels. The loan bears interest at a rate of LIBOR plus 175 basis points. The outstanding amount of the loan as of September 30, 2012 is repayable in 17 semi-annual installments of $1.4 million with a final payment of $10.0 million on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of September 30, 2012, the outstanding amount under this facility was $33.4 million.

In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier, the Navios Azimuth, which was delivered on February 14, 2011 to Navios Holdings. The outstanding amount under the loan facility was repayable in 17 semi-annual equal installments of $1.5 million, with a final balloon payment of $10.0 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of September 30, 2012, the full amount was drawn and the outstanding amount under this facility was $35.5 million.

In August 2011, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of a newbuilding bulk carrier, the Navios Avior, which was delivered on May 14, 2012. The facility is repayable in 20 semi-annual equal installments of $0.7 million after the drawdown date, with a final balloon payment of $7.3 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of September 30, 2012, the outstanding amount under this facility was $20.9 million.

In December 2011, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier, the Navios Centaurus, which was delivered on March 30, 2012. As of September 30, 2012, the outstanding amount under the loan facility was repayable in 19 semi-annual equal installments of $0.7 million after the drawdown date, with a final balloon payment of $7.5 million on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of September 30, 2012, the outstanding amount under this facility was $20.8 million.

DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches of the facility amounting to $66.5 million was cancelled following the cancellation of construction of one Capesize bulk carrier. The interest rate of the amended facility is based on a margin of 225 basis points. The loan facility required compliance with certain financial covenants and the covenants contained in the 2019 Notes. On July 10, 2012, the Company repaid in full the loan using a portion of the proceeds of the ship mortgage notes issued in July 2012 and cash on hand.

In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier, the Navios Altamira, which was delivered on January 28, 2011 to Navios Holdings, and amended the loan. The loan bears interest at a rate of LIBOR plus 275 basis points. As of September 30, 2012, the outstanding loan is repayable in 18 equal quarterly installments of $0.6 million, with a final balloon payment of $21.7 million on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of September 30, 2012, the outstanding amount under this facility was $32.0 million.

Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120.0 million with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The interest rate of the facility was based on a margin of 190 basis points. On June 15, 2012, the Company sold the Navios Buena Ventura and fully repaid the outstanding balance associated with the vessel. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. On July 9, 2012, the Company repaid in full the loan using a portion of the proceeds of the ship mortgage notes issued in July 2012 and cash on hand.

Cyprus Popular Bank Public Co. Ltd. Facility: In March 2009, Navios Holdings entered into a loan facility with Cyprus Popular Bank Public Co. Ltd. of up to $110.0 million to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. As of September 7, 2010, the available amount of the loan facility was reduced to $30.0 million. On May 10, 2011, the amount of $18.9 million was drawn to finance the acquisition of the Navios Astra. The loan is repayable beginning three months following the drawdown in seven equal quarterly installments of $0.5 million, with a final balloon payment of $16.6 million on the last payment date. This loan bears interest at a rate of LIBOR plus 275 basis points. On April 20, 2012, the Company repaid the facility in full using the proceeds under the second tranche of the DVB Bank SE loan facility. As of September 30, 2012, the facility was available until May 2013 and the available amount under the facility was $30.0 million.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura on September 20, 2010 and October 29, 2010, respectively, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53.6 million and $54.5 million, respectively. As of September 30, 2012, the third tranche of the facility is repayable in three quarterly installments of $0.3 million and 25 quarterly installments of $0.9 million, with a final balloon payment of $21.2 million on the last payment date; and the fourth tranche of the facility is repayable in three quarterly installments of $0.2 million and 31 quarterly installments of $0.8 million, with a final balloon payment of $19.9 million on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of September 30, 2012, the outstanding amount was $90.0 million.

DVB Bank SE Facility: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42.0 million in two tranches, (a) the first tranche is for an amount of up to $26.0 million in order to finance the acquisition of a handysize vessel, the Navios Serenity; and (b) the second tranche is for an amount of up to $16.0 million to refinance the Navios Astra loan facility with Cyprus Popular Bank Public Co. Ltd. The two tranches bear interest at a rate of LIBOR plus 285 basis points and 360 basis points, respectively. As of September 30, 2012, Navios Holdings had drawn $26.0 million under the first tranche and $15.0 million under the second tranche. The first tranche is repayable in 30 quarterly installments of $0.4 million, with a final balloon payment of $14.4 million on the last repayment date and the second tranche is payable in 31 quarterly installments of $0.3 million, with a final balloon payment of $6.3 million on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of September 30, 2012, the outstanding amount was $40.0 million.

Unsecured Bond: In July 2009, Navios Holdings issued a $20.0 million unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest accrued on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which was not compounded) would have been first due and payable in July 2012, which was the maturity date. The outstanding amount was repaid in full on July 24, 2012 in accordance with its terms.

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants including debt coverage ratios and minimum liquidity. It is an event of default under the credit facilities if such covenants are not complied with.

Navios Logistics loans

Logistics Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together the “Logistics Co-Issuers”) issued $200.0 million in senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Logistics Senior Notes”). The Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

Cyprus Popular Bank Public Co. Ltd. Facility

On March 20, 2012, Cyprus Popular Bank Public Co. Ltd. and Nauticler S.A., a subsidiary of Navios Logistics, finalized the documentation of the $40.0 million revolving credit facility for working and investment capital purposes. The loan bears interest at a rate based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The facility requires Navios Logistics to be in compliance with the covenants contained in the indenture governing the Logistics Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available. As of September 30, 2012, the revolving credit facility was undrawn.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of a pushboat (Nazira). As of September 30, 2012, the outstanding loan balance was $0.6 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is to be repaid in equal monthly installments of $5,740 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of September 30, 2012, based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Payment due by period	Amounts in millions of U.S. dollars
September 30, 2013	$24.6
September 30, 2014	30.0
September 30, 2015	60.4
September 30, 2016	23.1
September 30, 2017	43.7
September 30, 2018 and thereafter	1,209.5

Total	$1,391.3

Contractual Obligations:

	September 30, 2012
	Payment due by period
	(Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt(1) (3)	$1,391.3	$24.6	$90.4	$66.8	$1,209.5
Operating Lease Obligations (Time Charters) for vessels in operation	471.7	103.1	132.4	99.5	136.7
Operating Lease Obligations (Time Charters) for vessels to be delivered	232.5	6.1	52.6	53.0	120.8
Operating Lease Obligations Push Boats and Barges	2.2	2.1	0.1	—	—
Capital Lease Obligations	25.4	1.3	2.8	21.3	—
Navios Logistics contractual payments (4)	29.4	18.4	7.2	3.8	—
Rent Obligations(2)	15.8	2.6	5.0	4.8	3.4

Total	$2,168.3	$158.2	$290.5	$249.2	$1,470.4

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.30% to 3.60% per annum. The amount does not include interest costs with rates of 8.125% and 8.875% for the senior notes and ship mortgage notes of Navios Holdings, respectively, and 9.25% for the Logistics Senior Notes.
(2)	Navios Corporation also leases approximately 16,703 square feet of space at 825 Third Avenue, New York pursuant to a lease that expires on April 29, 2019. Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expires in 2017 and 2019. Navios Shipmanagement Inc. also leases office space in Monaco pursuant to a lease that expires on June 2015. On July 1, 2010, Kleimar N.V. signed a new contract and currently leases approximately 632 square meters for its offices. Navios Tankers Management Inc. leases approximately for 254 square meters at 85 Akti Miaouli, Piraeus, Greece pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics.
(3)	The amount does not include an unamortized discount associated with Navios Holdings’ senior notes and ship mortgage notes.
(4)	As of September 30, 2012, Navios Logistics has obligations related to its port expansion project, the construction of four new tank barges and the acquisition of one push boat and six liquid barges of $8.5 million, $4.9 million and $15.9 million, respectively.

Working Capital Position

On September 30, 2012, Navios Holdings’ current assets totaled $378.7 million, while current liabilities totaled $189.5 million, resulting in a positive working capital position of $189.2 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash for the next twelve months to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Dividend Policy

Currently, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. In addition, the terms and provisions of Navios Holdings’ current secured credit facilities and indentures limit its ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of its credit facilities and indentures, the Board of Directors may from time to time consider the payment of dividends and on November 12, 2012, the Board of Directors declared a quarterly cash dividend of $0.06 per share of common stock, with respect to the third quarter of 2012, payable on January 4, 2013 to stockholders of record as of December 18, 2012. The declaration and payment of any dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations, and restrictions contained in its credit agreements and indentures and market conditions.

Concentration of Credit Risk

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the nine month period ended September 30, 2012 and for the year ended December 31, 2011, no customer accounted for more than 10% of the Company’s revenue.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations above. As of September 30, 2012, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

On March 1, 2012, Navios Logistics issued a guarantee and indemnity letter that guaranteed the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $10.0 million. On July 11, 2012, the amount of the guarantee was amended to $12.0 million. This guarantee expires on March 1, 2013.

In connection with the acquisition of Horamar, Navios Logistics recorded liabilities for certain pre-acquisition contingencies amounting to $6.6 million ($2.9 million relating to VAT-related matters, $1.7 million for withholding tax-related matters, $1.5 million relating to provisions for claims and others and $0.5 million for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify Navios Logistics in the event that any of the above contingencies materialize before certain agreed-upon dates extending to various dates through January 2020. As of September 30, 2012, the remaining liability related to these pre-acquisition contingencies amounted to $2.8 million ($2.8 million in 2011) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through February 2024.

Investments in Equity Securities

As of September 30, 2012, the fair value of the equity method investment in Navios Acquisition continues to be less than the carrying value.

We evaluate our equity method investments for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects of the equity method investments, and (3) our intent and our ability to retain our investments for a period of time sufficient to allow for any anticipated recovery in fair value. If the fair value of our equity method investments continues to remain below their carrying value and our OTTI analysis indicates such write down to be necessary, the potential future impairment charges may have a material adverse impact on our results of operations in the period recognized.

During the nine months ended September 30, 2012 and 2011, we did not recognize any impairment loss in earnings.

Related Party Transactions

Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece of approximately 2,034.3 square meters to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €0.5 million (approximately $0.6 million) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement initially provided for the leasing of one facility in Piraeus, Greece of approximately 1,376.5 square meters to house part of the operations of the Company. On October 29, 2010, the existing lease agreement was amended to provide Navios ShipManagement Inc. with a lease for 1,122.75 square meters. The total annual lease payments are €0.4 million (approximately $0.5 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 29, 2010, Navios Tankers Management Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 253.75 square meters to house part of the operations of the Company. The total annual lease payments are €0.1 million (approximately $0.1 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”), a brokerage firm for freight and shipping charters, as a broker. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings has agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions paid to Acropolis were $0 for both the three month periods ended September 30, 2012 and 2011, and for the nine months periods ended September 30, 2012 and 2011 were $0.1 million and $0, respectively. During the three month periods ended September 30, 2012 and 2011, the Company received dividends of $0.1 million and $0.3 million, respectively and during the nine month periods ended September 30, 2012 and 2011, the Company received dividends of $0 and $0.3 million, respectively. Included in the trade accounts payable at September 30, 2012 and December 31, 2011 was an amount of $0.1 million and $0.1 million, respectively, which was due to Acropolis.

Vessels charter hire: In February 2012, the Company chartered in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel of 52,073 dwt. The term of this charter is approximately two years at a net daily rate of $12,500 per day for the first year and $13,500 net per day for the second year, plus 50/50 profit sharing based on actual earnings. In May 2012, the Company chartered in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel of 82,535 dwt. The term of this charter is approximately one year at a net daily rate of $12,000 per day, plus profit sharing. The owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. Total charter hire expense for the two vessels for the three month and nine month periods ended September 30, 2012 were $2.3 million and $4.3 million, respectively, which was included in the statement of comprehensive income under “Time charter, voyage and port terminal expenses”.

Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily initial term of the agreement is five years commencing from November 16, 2007. On October 27, 2009, the fixed fee period was extended for two years and the daily fees were amended to $4,500 per owned Ultra Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel. In October 2011, the fixed fee period was further extended until December 31, 2017 and the daily fees were amended to $4,700 per owned Ultra Handymax vessel, $4,600 per owned Panamax vessel and $5,700 per owned Capesize vessel until December 31, 2013. From January 2014 to December 2017, Navios Partners will reimburse Navios Holdings for all of the actual operating costs and expenses in connection with the management of Navios Partners’ fleet. Total management fees for the three month periods ended September 30, 2012 and 2011 amounted to $8.4 million and $7.9 million, respectively, and for the nine month periods ended September 30, 2012 and 2011 amounted to $23.0 million and $19.6 million, respectively.

Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010 and May 4, 2012, for five years from the closing of Navios Acquisition’s initial vessel acquisition, Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining one year of the term of the management agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $0.3 million per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the three month periods ended September 30, 2012 and 2011 amounted to $11.8 million and $9.8 million, respectively, and for the nine month period ended September 30, 2012 and 2011, amounted to $33.9 million and $25.4 million, respectively. As of March 30, 2012, Navios Acquisition may, upon request, reimburse the manager partially or fully for drydocking and other extraordinary fees and expenses under the management agreement at a later date, but not later than January 4, 2014, bearing interest of 1% over LIBOR. As of September 28, 2012, Navios Acquisition may, upon request, reimburse the manager partially or fully for any fixed management fees outstanding for a period of not more than nine months at a later date, but not later than December 31, 2014, bearing interest of 1% over LIBOR. The management fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, as amended on October 21, 2011, Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2012 and 2011 amounted to $1.0 million and $0.9 million, respectively, and for the nine month periods ended September 30, 2012 and 2011 amounted to $2.8 million and $2.5 million, respectively.

On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2012 and 2011 amounted to $0.5 million and $0.4 million, respectively, and for the nine month periods ended September 30, 2012 and 2011 amounted to $1.5 million and $1.1 million, respectively. The general and administrative fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2012 and 2011 amounted to $0.2 million and $0.1 million, respectively, and for the nine month periods ended September 30, 2012 and 2011 amounted to $0.5 million and $0.3 million, respectively. The general and administrative fees have been eliminated upon consolidation.

Balance due from affiliate: Balance due from affiliate as of September 30, 2012 amounted to $100.0 million (December 31, 2011: $49.4 million) which included the current amounts due from Navios Partners and Navios Acquisition, which were $18.9 million and $31.7 million, respectively, and the non current amount of $49.4 million due from Navios Acquisition. The remaining balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties. Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. On June 15, 2012, the Company sold the Navios Buena Ventura to Navios Partners, see Note 5 to the unaudited consolidated financial statements). As of September 30, 2012 and December 31, 2011, the unamortized deferred gain for all vessels and rights sold totaled $31.1 million and $41.0 million, respectively, and for the three months ended September 30, 2012 and 2011, Navios Holdings recognized $2.7 million and $2.8 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”. For the nine months ended September 30, 2012 and 2011, Navios Holdings recognized $10.1 million and $9.3 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Purchase of Shares in Navios Acquisition: Refer to Note 3 of the unaudited consolidated financial statements for transactions related to the share purchase of Navios Acquisition.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings and Navios Holdings received $0.4 million as an arrangement fee. The $40.0 million facility has a margin of LIBOR plus 300 basis points and a term of 18 months, maturing on April 1, 2012. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. Pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. In October 2010 and during the first half of 2011, Navios Acquisition prepaid $6.0 million of this facility and, during the second half of 2011, Navios Acquisition drew down $33.6 million from the facility. As of September 30, 2012, the outstanding amount under this facility was $30.0 million (December 31, 2011: $40.0 million) and was recorded under “Loan receivable from affiliate companies”.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks.

Interest Rate Risk:

Debt Instruments — On September 30, 2012 and December 31, 2011, Navios Holdings had a total of $1,391.3 million and $1,458.0 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes, the ship mortgage notes and certain Navios Logistics’ loans discussed “Liquidity and Capital Resources” that bears interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of September 30, 2012, the outstanding amount of the Company’s floating rate loan facilities was $352.7 million. The interest rate on the senior notes and the ship mortgage notes is fixed and, therefore, changes in interest rates affect their value, which as of September 30, 2012 was $1,027.7 million, but do not affect the related interest expense. Amounts drawn under the facilities and the ship mortgage notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense for the nine months ended September 30, 2012 by $3.2 million.

For a detailed discussion of Navios Holdings’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 69.7% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at September 30, 2012 would change net income by approximately $1.0 million for the nine months ended September 30, 2012.

FFAs Derivative Risk:

Forward Freight Agreements (FFAs) — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in “Accumulated Other Comprehensive Income,” is first recognized when measuring the profit or loss of related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of comprehensive income under “Loss on Forward Freight Agreements.” The gains included in “Accumulated Other Comprehensive Income” will be reclassified to earnings under “Revenue” in the statement of comprehensive income in the same period or periods during which the hedged forecasted transaction affects earnings. During the three and nine month periods ended September 30, 2012 and 2011, and for the year ended December 31, 2011, no amounts were included in “Accumulated Other Comprehensive Income” and reclassified to earnings.

At September 30, 2012 and December 31, 2011, none of the “mark to market” positions of the open dry bulk FFA contract qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value in the balance sheet and changes in fair value are recorded in the statement of comprehensive income.

Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As there was no position deemed to be open as of September 30, 2012, a ten percent change in underlying freight market indices has had no effect on the net income.

Critical Accounting Policies

The Navios Holdings’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. There were no material changes to these critical accounting policies during the nine months ended September 30, 2012.

Recent Accounting Pronouncements

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels I and II of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level III reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level II or Level III. Navios Holdings adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level III, which was effective for Navios Holdings beginning in the first quarter of fiscal year 2012. The adoption of the new standard did not have a significant impact on Navios Holdings’ consolidated financial statements.

Goodwill Impairment Guidance

In September 2011, the FASB issued an update to simplify how public entities test goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The amendment was adopted by Navios Holdings in the first quarter of 2012. The adoption of the new amendments did not have a significant impact on Navios Holdings’ consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Note	September 30, 2012 (unaudited)	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	4	$163,261	$171,096
Restricted cash		10,175	6,399
Accounts receivable, net		103,456	101,386
Due from affiliate companies	11	50,564	49,404
Prepaid expenses and other current assets		51,282	42,689

Total current assets		378,738	370,974

Deposits for vessel acquisitions	5	—	63,814
Vessels, port terminal and other fixed assets, net	5	1,761,861	1,767,946
Other long term assets		73,870	67,489
Due from affiliate company	11	49,433	—
Loan receivable from affiliate company	11	30,000	40,000
Investments in affiliates	3,14	185,176	117,088
Investments in available for sale securities		129	82,904
Intangible assets other than goodwill	6	225,191	243,273
Goodwill		160,336	160,336

Total noncurrent assets		2,485,996	2,542,850

Total assets		$2,864,734	$2,913,824

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$56,465	$52,113
Dividends payable		6,146	6,149
Accrued expenses		85,775	63,870
Deferred income and cash received in advance	11	15,169	28,557
Current portion of capital lease obligations		1,342	31,221
Current portion of long-term debt	7	24,637	70,093

Total current liabilities		189,534	252,003

Senior and ship mortgage notes, net of discount	7	1,033,983	945,538
Long-term debt, net of current portion	7	328,701	437,926
Capital lease obligations, net of current portion		24,106	—
Unfavorable lease terms	6	40,219	44,825
Other long-term liabilities and deferred income	11	56,824	38,212
Deferred tax liability		18,682	19,628

Total noncurrent liabilities		1,502,515	1,486,129

Total liabilities		1,692,049	1,738,132

Commitments and contingencies	10	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding as of September 30, 2012 and December 31, 2011.		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 102,433,013 and 102,409,364 as of September 30, 2012 and December 31, 2011, respectively.	9	10	10
Additional paid-in capital	9	546,315	542,582
Accumulated other comprehensive (loss)/income		(599)	6,166
Retained earnings		510,010	510,348

Total Navios Holdings’ stockholders’ equity		1,055,736	1,059,106
Noncontrolling interest		116,949	116,586

Total stockholders’ equity		1,172,685	1,175,692

Total liabilities and stockholders’ equity		$2,864,734	$2,913,824

See unaudited notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Note	Three Month Period Ended September 30, 2012	Three Month Period Ended September 30, 2011	Nine Month Period Ended September 30, 2012	Nine Month Period Ended September 30, 2011
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	12	$163,944	$173,810	$488,037	$520,935
Time charter, voyage and port terminal expenses	11	(68,573)	(73,162)	(203,505)	(197,124)
Direct vessel expenses		(32,573)	(28,236)	(91,623)	(90,481)
General and administrative expenses		(11,066)	(12,436)	(36,092)	(39,121)
Depreciation and amortization	5,6	(26,568)	(24,622)	(78,274)	(82,340)
Interest (expense)/income and finance cost, net		(26,952)	(24,272)	(77,498)	(78,842)
Loss on derivatives		(73)	(3)	(275)	(85)
Gain on sale of assets		—	35	323	38,822
Loss on change in control	3	—	—	—	(35,325)
Loss on bond extinguishment		—	—	—	(21,199)
Other expense, net		(1,813)	(3,437)	(6,034)	(8,157)

(Loss)/income before equity in net earnings of affiliated companies		(3,674)	7,677	(4,941)	7,083
Equity in net earnings of affiliated companies	11	8,326	7,956	24,959	22,702

Income before taxes		$4,652	$15,633	$20,018	$29,785
Income tax benefit/(expense)		314	317	(281)	136

Net income		4,966	15,950	19,737	29,921
Less: Net (income)/loss attributable to the noncontrolling interest		(336)	340	(363)	(911)
Preferred stock dividends of subsidiary		—	—	—	(27)
Preferred stock dividends attributable to the noncontrolling interest		—	—	—	12

Net income attributable to Navios Holdings common stockholders		$4,630	$16,290	$19,374	$28,995

Income attributable to Navios Holdings common stockholders, basic		$4,202	$15,863	$18,096	$27,727

Income attributable to Navios Holdings common stockholders, diluted		$4,630	$16,290	$19,374	$28,995

Basic earnings per share attributable to Navios Holdings common stockholders		$0.04	$0.16	$0.18	$0.27

Weighted average number of shares, basic	13	101,205,545	100,963,351	101,201,101	100,922,197

Diluted earnings per share attributable to Navios Holdings common stockholders		$0.04	$0.15	$0.17	$0.26

Weighted average number of shares, diluted	13	110,997,200	110,260,735	111,009,020	110,299,623

Other Comprehensive loss
Unrealized holding loss on investments in available for sale securities		(185)	(28,458)	(607)	(34,533)
Reclassification to investments in affiliates	14	—	—	(6,158)	—

Total other comprehensive loss		$(185)	$(28,458)	$(6,765)	$(34,533)

Total comprehensive income/(loss)		4,781	(12,508)	12,972	(4,627)
Comprehensive (income)/loss attributable to noncontrolling interest		(336)	340	(363)	(911)

Total comprehensive income/(loss) attributable to Navios Holdings common stockholders		$4,445	$(12,168)	$12,609	$(5,538)

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Nine Month Period Ended September 30, 2012	Nine Month Period Ended September 30, 2011
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$19,737	$29,921
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments		102,398	103,758
Increase in operating assets		(65,698)	(117,626)
Increase in operating liabilities		13,805	50,878
Payments for drydock and special survey costs		(8,531)	(8,886)

Net cash provided by operating activities		61,711	58,045

INVESTING ACTIVITIES:
Deconsolidation of Navios Acquisition		—	(72,425)
Decrease in restricted cash for asset acquisitions		—	778
Acquisition of General Partner units		(1,472)	(2,052)
Acquisition of vessels	5	(38,357)	(56,059)
Deposits for vessel acquisitions		—	(30,297)
Loan repayment from affiliate company		10,000	—
Loan to affiliate company		(4,018)	—
Cash acquired through asset acquisition		33	—
Proceeds from sale of assets	5	67,500	120,000
Purchase of property and equipment	5	(12,842)	(67,231)

Net cash provided by/(used in) investing activities		20,844	(107,286)

FINANCING ACTIVITIES:
Proceeds from long-term loan, net of deferred finance fees	7	50,759	70,528
Repayment of long-term debt	7	(206,912)	(239,004)
Repayment of Senior Notes	7	—	(300,000)
Proceeds from issuance of Senior Notes, net of deferred finance fees	7	84,998	534,188
Dividends paid		(19,715)	(20,710)
Issuance of common stock		93	415
Acquisition of noncontrolling interest		—	(8,638)
Payments of obligations under capital leases	5	(1,184)	(931)
Decrease in restricted cash		1,571	920

Net cash (used in)/provided by financing activities		(90,390)	36,768

Decrease in cash and cash equivalents		(7,835)	(12,473)

Cash and cash equivalents, beginning of period		171,096	207,410

Cash and cash equivalents, end of period		$163,261	$194,937

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$68,474	$48,954
Cash paid for income taxes		$1,019	$834

Non-cash investing and financing activities
Reclassification of investments in available for sale securities to investments in affiliates (Note 14)		$82,572	$—
Reclassification of accumulated other comprehensive income to investments in affiliates (Note 14)		$6,158	$—
Dividends declared but not paid		$6,146	$6,101
Investments in available for sale securities		$421	$—
Purchase of property and equipment		$15,259	—
Revaluation of vessels due to restructuring of capital lease obligations		$4,590	$—
Decrease in capital lease obligations due to restructuring		$(4,590)	$—

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2010	8,479	$—	101,563,766	$10	$531,265	$495,684	$32,624	$1,059,583	$257,960	$1,317,543
Net income	—	—	—	—	—	28,995		28,995	911	29,906
Total other comprehensive loss	—	—	—	—	—		(34,533)	(34,533)	—	(34,533)
Stock-based compensation expenses	—	—	122,577	—	3,456	—	—	3,456	—	3,456
Dividends paid by subsidiary to noncontrolling shareholders on common stock and preferred stock	—	—	—	—	—	—	—	—	(1,148)	(1,148)
Preferred stock dividends of subsidiary attributable to the noncontrolling interest	—	—	—	—	—	—	—	—	15	15
Navios Acquisition deconsolidation (Note 3)	—	—	—	—	—	—	—	—	(125,184)	(125,184)
Navios Logistics acquisition of noncontrolling interest (including transaction expenses)	—	—	—	—	6,925	—	—	6,925	(15,563)	(8,638)
Dividends declared/ paid	—	—	—	—	—	(19,570)	—	(19,570)	—	(19,570)

Balance September 30, 2011 (unaudited)	8,479	$—	101,686,343	$10	$541,646	$505,109	$(1,909)	$1,044,856	$116,991	$1,161,847

Balance December 31, 2011	8,479	$—	102,409,364	$10	$542,582	$510,348	$6,166	$1,059,106	$116,586	$1,175,692
Net income	—	—	—	—	—	19,374	—	19,374	363	19,737
Total other comprehensive loss	—	—	—	—	—	—	(6,765)	(6,765)	—	(6,765)
Stock-based compensation expenses	—	—	23,649	—	3,733	—	—	3,733	—	3,733
Dividends declared/ paid	—	—	—	—	—	(19,712)	—	(19,712)	—	(19,712)

Balance September 30, 2012 (unaudited)	8,479	$—	102,433,013	$10	$546,315	$510,010	$(599)	$1,055,736	$116,949	$1,172,685

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1 — DESCRIPTION OF BUSINESS

On August 25, 2005, Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) was acquired by International Shipping Enterprises, Inc. (“ISE”) through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”) is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats.

As of September 30, 2012, Navios Holdings owned 63.8% of Navios Logistics.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA) is an affiliate (former subsidiary) of the Company which is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

From March 30, 2011, Navios Acquisition has been considered as an affiliate entity and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition. As of September 30, 2012, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%. See Note 3 for a discussion of recent changes to Navios Holdings’ voting power and economic interest in Navios Acquisition.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated financial positions, statement of stockholders’ equity, statements of comprehensive income and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. The December 31, 2011 balance sheet data was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in the Company’s Form 6-K dated July 20, 2012 and in the Company’s 2011 management discussion and analysis in the annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”). Where necessary, comparative figures have been reclassified to conform to changes in the presentation in the current year.

(b)	Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods during which such entities were affiliates of Navios Holdings: (i) Navios Partners and its subsidiaries (ownership interest as of September 30, 2012 was 25.2%, which includes a 2% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of September 30, 2012 was 53.96%) and (iii) Acropolis Chartering and Shipping Inc. (ownership interest as of September 30, 2012 was 50%).

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Entities included in the consolidation:

		Effective
	Nature /	Ownership	Country of	Statement of Operations
Company Name	Vessel Name	Interest	Incorporation	2012	2011
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 — 9/30	1/1 — 9/30
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 — 9/30	1/1 — 9/30
Kleimar N.V.	Operating Company/Vessel Owning Company	100%	Belgium	1/1 — 9/30	1/1 — 9/30
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 — 9/30	1/1 — 9/30
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 — 9/30	1/1 — 9/30
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 — 9/30	1/1 — 9/30
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 — 9/30	1/1 — 9/30
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Portorosa Marine Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 — 9/30	1/1 — 9/30
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 — 9/30	1/1 — 9/30
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 5/18
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 — 9/30	1/1 — 9/30
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/14	1/1 — 9/30
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 5/18
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 — 9/30	1/1 — 9/30
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 — 9/30	1/1 — 9/30
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 — 9/30	1/12 — 9/30
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	5/16 — 9/30
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	—
Tulsi Shipmanagement Co.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	4/20 — 9/30
Cinthara Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	4/28 — 9/30
Rawlin Services Company	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	5/3 — 9/30
Mauve International S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	5/16 — 9/30
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	2/23 — 9/30	—

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of Operations
Company Name	Vessel Name	Interest	Incorporation	2012	2011
Navios Maritime Acquisition Corporation and Subsidiaries(1):
Navios Maritime Acquisition Corporation	Sub-Holding Company	53.7%	Marshall Is.	—	1/1 — 3/30
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	53.7%	Marshall Is.	—	1/1 — 3/30
Amorgos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Andros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Antiparos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Ikaria Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Kos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Mytilene Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Skiathos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Syros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Skopelos Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	—	1/1 — 3/30
Sifnos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Ios Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	—	1/1 — 3/30
Serifos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Thera Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Shinyo Dream Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 — 3/30
Shinyo Kannika Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 — 3/30
Shinyo Kieran Limited	Vessel Owning Company	53.7%	British Virgin Is.	—	1/1 — 3/30
Shinyo Loyalty Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 — 3/30
Shinyo Navigator Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 — 3/30
Shinyo Ocean Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 — 3/30
Shinyo Saowalak Limited	Vessel Owning Company	53.7%	British Virgin Is.	—	1/1 — 3/30
Crete Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Rhodes Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Tinos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Folegandros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Navios Acquisition Finance (US) Inc.	Operating Company	53.7%	Delaware	—	1/1 — 3/30

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of Operations
Company Name	Vessel Name	Interest	Incorporation	2012	2011
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Corporacion Navios S.A.	Operating Company	63.8%	Uruguay	1/1 — 9/30	1/1 — 9/30
Nauticler S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 — 9/30	1/1 — 9/30
Compania Naviera Horamar S.A.	Vessel Operating Management Company	63.8%	Argentina	1/1 — 9/30	1/1 — 9/30
Compania de Transporte Fluvial International S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 — 9/30	1/1 — 9/30
Ponte Rio S.A.	Operating Company	63.8%	Uruguay	1/1 — 9/30	1/1 — 9/30
Thalassa Energy S.A.(2)	Barge Owning Company	39.9%	Argentina	—	1/1 — 7/24
		63.8%		1/1 — 9/30	7/25 — 9/30
HS Tankers Inc.(2)	Tanker Owning Company	32.5%	Panama	—	1/1 — 7/24
		63.8%		1/1 — 9/30	7/25 — 9/30
HS Navigation Inc.(2)	Tanker Owning Company	32.5%	Panama	—	1/1 — 7/24
		63.8%		1/1 — 9/30	7/25 — 9/30
HS Shipping Ltd Inc.(2)	Tanker Owning Company	39.9%	Panama	—	1/1 — 7/24
		63.8%		1/1 — 9/30	7/25 — 9/30
HS South Inc.(2)	Tanker Owning Company	39.9%	Panama	—	1/1 — 7/24
		63.8%		1/1 — 9/30	7/25 — 9/30
Petrovia Internacional S.A.	Land Owning Company	63.8%	Uruguay	1/1 — 9/30	1/1 — 9/30
Mercopar S.A.	Operating/Barge Owning Company	63.8%	Paraguay	1/1 — 9/30	1/1 — 9/30
Navegacion Guarani S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 — 9/30	1/1 — 9/30
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services/ Tanker Owning Company	63.8%	Paraguay	1/1 — 9/30	1/1 — 9/30
Mercofluvial S.A.	Operating/Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 — 9/30	1/1 — 9/30
Petrolera San Antonio S.A.	Port Facility Operating Company	63.8%	Paraguay	1/1 — 9/30	1/1 — 9/30
Stability Oceanways S.A.	Operating Barge and Pushboat Owning Company	63.8%	Panama	1/1 — 9/30	1/1 — 9/30
Hidronave South American Logistics S.A.	Pushboat Owning Company	32.5%	Brazil	1/1 — 9/30	1/1 — 9/30
Navarra Shipping Corporation	Tanker Owning Company	63.8%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Pelayo Shipping Corporation	Tanker Owning Company	63.8%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Varena Maritime Services S.A.	Barge and Pushboat Owning Operating Company	63.8%	Panama	1/1 — 9/30	4/14 — 9/30
Navios Logistics Finance (US) Inc.	Operating Company	100%	Delaware	1/1 — 9/30	1/16 — 9/30
Merco Parana S.A.	Barge Owning Company	63.8%	Argentina	7/1 — 9/30	—

(1)	On March 30, 2011, immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controlled a majority of the voting power of Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition has not been consolidated and has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition (see also Note 3).
(2)	On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(c)	Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Recent Accounting Pronouncements:

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels I and II of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level III reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level II or Level III. Navios Holdings adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level III, which was effective for Navios Holdings beginning in the first quarter of fiscal year 2012. The adoption of the new standard did not have a significant impact on Navios Holdings’ consolidated financial statements.

Goodwill Impairment Guidance

In September 2011, the FASB issued an update to simplify how public entities test goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The amendment was adopted by Navios Holdings in the first quarter of 2012. The adoption of the new amendments did not have a significant impact on Navios Holdings’ consolidated financial statements.

NOTE 3: DECONSOLIDATION

Deconsolidation of Navios Acquisition

On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30,474, which was based on the share price of the publicly traded common shares of Navios Acquisition on March 30, 2011. Immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes.

On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103,250, which represents the fair value of the common stock and Series C preferred stock (in-substance common stock) that were held by Navios Holdings on such date. On March 30, 2011, the Company calculated a loss on change in control of $35,325, which was calculated as the fair value of the Company’s equity method investment in Navios Acquisition of $103,250 less the Company’s 53.7% interest in Navios Acquisition’s net assets on March 30, 2011.

As of September 30, 2012, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	September 30,	December 31,
	2012	2011
Cash on hand and at banks	$76,602	$70,767
Short-term deposits and highly liquid funds	86,659	100,329

Total cash and cash equivalents	$163,261	$171,096

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of September 30, 2012, Navios Holdings held time deposits of $86,659 and no money market funds with durations of less than three months. As of December 31, 2011, Navios Holdings held time deposits of $98,861 and money market funds of $1,468 with durations of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 5: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

		Accumulated	Net Book
Vessels	Cost	Depreciation	Value
Balance December 31, 2011	$1,600,803	$(185,578)	$1,415,225
Additions	102,306	(47,819)	54,487
Disposals	(71,209)	4,141	(67,068)

Balance September 30, 2012	$1,631,900	$(229,256)	$1,402,644

Port terminals (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$74,336	$(11,466)	$62,870
Additions	7,841	(2,072)	5,769

Balance September 30, 2012	$82,177	$(13,538)	$68,639

Tanker vessels, barges and pushboats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$340,990	$(58,015)	$282,975
Additions	18,468	(14,264)	4,204
Restructure of capital leases	(4,590)	—	(4,590)

Balance September 30, 2012	$354,868	$(72,279)	$282,589

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$10,098	$(3,222)	$6,876
Additions	1,791	(641)	1,150
Disposals	(37)	—	(37)

Balance September 30, 2012	$11,852	$(3,863)	$7,989

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$2,026,227	$(258,281)	$1,767,946
Additions	130,406	(64,796)	65,610
Disposals	(71,246)	4,141	(67,105)
Restructure of capital leases	(4,590)	—	(4,590)

Balance September 30, 2012	$2,080,797	$(318,936)	$1,761,861

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Vessel Acquisitions

On March 26, 2012, Navios Holdings took delivery of the Navios Serenity, a 34,690 deadweight ton (“dwt”) 2011-built Handysize vessel and former long-term chartered-in vessel in operation, for an acquisition price of $26,117, of which $26,000 was funded through a loan (see Note 7) and the remaining amount was paid in cash.

On March 30, 2012, Navios Holdings took delivery of the Navios Centaurus, a new, 81,472 dwt 2012-built bulk carrier vessel from a South Korean shipyard for an acquisition price of $37,095, of which $15,645 was paid in cash and $21,450 was financed through a loan (see Note 7).

On May 14, 2012, Navios Holdings took delivery of the Navios Avior, a new, 81,355 dwt 2012-built bulk carrier vessel, from a South Korean shipyard for a purchase price of $39,094, of which $18,210 was paid in cash and $20,884 was financed through a loan (see Note 7).

Sale of Vessels

On June 15, 2012, Navios Holdings sold the Navios Buena Ventura, a 2010-built Capesize vessel of 179,259 dwt to Navios Partners for $67,500 in cash consideration and repaid in full $26,750 of indebtedness associated with the vessel using a portion of the cash proceeds. The book value of the vessel was $67,068, resulting in a gain from the sale of $432, of which $323 was recognized at the time of sale in the statements of comprehensive income under “Gain on sale of assets” and the remaining $109, representing the profits derived from Navios Holdings’ 25.2% interest in Navios Partners was deferred under “Other long term liabilities and deferred income” and is being amortized over the remaining useful lives of the assets or until the assets are sold.

Navios Logistics

In June 2010, Navios Logistics entered into long-term bareboat agreements for two product tankers, the Stavroula and the San San H. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. On May 9, 2012, Navios Logistics entered into an agreement for the restructuring of its bareboat agreements by extending their durations until June 2016 and amending the purchase price obligation to $9,850 and $9,800, respectively, at the end of the lease period, as extended. As of September 30, 2012, the obligations for these vessels were accounted for as capital leases and the lease payments during the nine month period ended September 30, 2012 for both vessels were $1,183.

As of April 2012, the construction of the new silo at Navios Logistics’ dry port facility in Nueva Palmira, Uruguay was completed. As of September 30, 2012, Navios Logistcs had paid $9,736 for the construction of the silo. During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira which is expected to be completed in the first half of 2013. As of September 30, 2012, Navios Logistics had paid $3,853 for the construction of the new conveyor belt.

In Navios Logistics’ liquid port in Paraguay, 3,000, 5,000 and 2,100 cubic meters of capacity were added in December 2011, August 2012 and October 2012, respectively, reaching a total capacity of 45,660 cubic meters. As of September 30, 2012, Navios Logistics had paid $891 ($597 of which paid in 2011) for the construction of all three tanks.

During the second quarter of 2012, Navios Logistics began the construction of four new tank barges. The first one was delivered in October 2012 and the remaining three are expected to be delivered gradually starting December 2012 until June 2013. As of September 30, 2012, Navios Logistics had paid $2,665 for the construction of the tank barges.

Navios Logistics acquired one push boat and three liquid barges that were previously chartered-in by Navios Logistics from Holdux Maritima Leasing Corp., a company owned by members of the family of the noncontrolling shareholders of Navios Logistics. The total consideration for the acquisition was $13,443 to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. Pursuant to an agreement between the two parties, the transaction was effective as of July 2012.

Navios Logistics acquired 100% of the outstanding common stock of Merco Parana S.A., which is the owner of three liquid barges that were previously chartered-in by Navios Logistics. Merco Parana S.A. is a company previously owned by the noncontrolling shareholders of Navios Logistics. The total consideration for the acquisition was $2,493 to be paid in installments with the final installment payable on March 29, 2013. Pursuant to an agreement between the two parties, the transaction was effective as of July 2012.

NOTE 6: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of September 30, 2012 consisted of the following:

			Net Book
	Acquisition Cost	Accumulated Amortization	Value September 30, 2012
Trade name	$100,420	$(24,916)	$75,504
Port terminal operating rights	34,060	(6,227)	27,833
Customer relationships	35,490	(8,429)	27,061
Favorable lease terms (*)	234,514	(139,721)	94,793

Total Intangible assets	404,484	(179,293)	225,191

Unfavorable lease terms (**)	(127,513)	87,294	(40,219)

Total	$276,971	$(91,999)	$184,972

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Intangible assets as of December 31, 2011 consisted of the following:

	Acquisition Cost	Accumulated Amortization	Disposal/Transfer to Vessel Cost	Net Book Value December 31, 2011
Trade name	$100,420	$(22,025)	$—	$78,395
Port terminal operating rights	34,060	(5,533)	—	28,527
Customer relationships	35,490	(7,098)	—	28,392
Favorable lease terms	237,644	(128,172)	(1,513)	107,959

Total Intangible assets	407,614	(162,828)	(1,513)	243,273

Unfavorable lease terms	(127,513)	82,688	—	(44,825)

Total	$280,101	$(80,140)	$(1,513)	$198,448

(*)	As of September 30, 2012, the intangible asset associated with the favorable lease terms included an amount of $30,991 related to purchase options for the vessels. This amount was not amortized and, should the purchase option in respect of a vessel be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 5) and, if not exercised, the intangible will be written off. As of September 30, 2012 and December 31, 2011, $0 and $90, respectively, had been transferred to the acquisition cost of vessels.
(**)	As of September 30, 2012, the intangible liability associated with the unfavorable lease terms included an amount of $15,890 related to purchase options held by third parties. This amount is not amortized and, if exercised by the third party, the liability will be included in the calculation of the gain or loss of the related vessel and, if not exercised, the intangible will be written off. As of September 30, 2012, no purchase options held by third parties have been exercised.

Amortization expense, net for the three month periods ended September 30, 2012 and 2011 amounted to $4,625 and $4,407, respectively, and for the nine month periods ended September 30, 2012 and 2011 amounted to $13,477 and $13,924, respectively.

The remaining aggregate amortization of acquired intangibles as of September 30, 2012 will be as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Navios Holdings
Trade name	$3,853	$3,853	$3,853	$3,853	$3,853	$56,239	$75,504
Favorable lease terms	14,832	12,924	11,504	11,324	8,794	4,424	63,802
Unfavorable lease terms	(5,428)	(4,933)	(3,924)	(2,505)	(1,530)	(6,009)	(24,329)
Port terminal operating rights	1,312	1,312	1,312	1,312	1,312	21,273	27,833
Customer relationships	1,775	1,775	1,775	1,775	1,775	18,186	27,061

Total	$16,344	$14,931	$14,520	$15,759	$14,204	$94,113	$169,871

NOTE 7: BORROWINGS

Borrowings, as of September 30, 2012, consisted of the following:

Navios Holdings loans	September 30, 2012
Loan Facility HSH Nordbank and Commerzbank A.G.	$42,187
Revolver Facility HSH Nordbank and Commerzbank A.G.	5,273
Commerzbank A.G.	89,974
Loan Facility Emporiki Bank ($130,000)	32,808
Loan Facility Emporiki Bank ($75,000)	33,375
Loan Facility Emporiki Bank ($40,000)	35,500
Loan Facility Emporiki Bank ($23,000)	20,750
Loan Facility Emporiki Bank ($23,000)	20,884
Loan DNB NOR Bank ($40,000)	32,017
Loan Facility DVB Bank SE ($42,000)	39,957
Senior notes due 2019	350,000
Ship mortgage notes	488,000

Total Navios Holdings loans	$1,190,725

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics loans	September 30, 2012
Senior notes	$200,000
Other long-term loans	613

Total Navios Logistics loans	$200,613

Total Navios Holdings loans (including Navios Logistics loans)	September 30, 2012
Total borrowings	$1,391,338
Less: unamortized discount	(4,017)
Less: current portion	(24,637)

Total long-term borrowings	$1,362,684

Navios Holdings loans

Senior Notes: On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) issued $350,000 in senior notes due on February 15, 2019 at a fixed rate of 8.125%. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc, Navios Maritime Finance (US) Inc., Navios South American Logistics Inc. and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The 2019 Co-Issuers have the option to redeem the notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the 2019 Co-Issuers may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of September 30, 2012.

Ship Mortgage Notes: In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. In July 2012, the Mortgage Notes Co-Issuers issued an additional $88,000 of the ship mortgage notes at par value. The exchange offer of the ship mortgage notes issued in July 2012 was completed on October 4, 2012.

The ship mortgage notes are senior obligations of the Mortgage Notes Co-Issuers and are secured by first priority ship mortgages on 17 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the Mortgage Notes Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015.

Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Mortgage Notes Co-Issuers to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Mortgage Notes Co Issuers and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the Mortgage Notes Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Mortgage Notes Co-Issuers were in compliance with the covenants as of September 30, 2012.

Loan Facilities:

The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of September 30, 2012, the Company was in compliance with all of the covenants under each of its credit facilities outlined below.

HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was initially composed of a $280,000 term loan facility and a $120,000 reducing revolving facility and it has been amended and repaid as certain vessels have been sold.

The loan facility bears interest at a margin ranging from 115 basis points to 175 basis points depending on the specified security value and requires compliance with financial covenants, including a specified security value maintenance compared to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

As of September 30, 2012, the outstanding revolving credit facility is repayable in two quarterly installments of $846 and seven quarterly installments of $224 with a final balloon payment of $2,013 on the last payment date and the outstanding term loan facility is repayable in two quarterly installments of $529 and seven quarterly installments of $1,129 with a final balloon payment of $33,226 on the last payment date.

As of September 30, 2012, the full amount under the revolving facility had been drawn and the outstanding amount was $5,273. As of September 30, 2012, the outstanding amount under the term loan facility was $42,187.

Emporiki Facilities: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130,000.

The interest rate of the amended facility is based on a margin of 175 basis points. The facility is repayable in one installment of $1,420 in July 2013, followed by three semi-annual installments of $2,140 and ten semi-annual installments of $1,427 with a final balloon payment of $10,698 on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of September 30, 2012, the outstanding amount under this facility was $32,808.

In August 2009, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $75,000 (divided into two tranches of $37,500) to partially finance the acquisition costs of two Capesize vessels. The loan bears interest at a rate of LIBOR plus 175 basis points. The outstanding amount of the loan as of September 30, 2012 is repayable in 17 semi-annual installments of $1,375 with a final payment of $10,000 on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of September 30, 2012, the outstanding amount under this facility was $33,375.

In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier, the Navios Azimuth, which was delivered on February 14, 2011 to Navios Holdings. As of September 30, 2012, the outstanding amount under the loan facility was repayable in 17 semi-annual equal installments of $1,500, with a final balloon payment of $10,000 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of September 30, 2012, the full amount was drawn and the outstanding amount under this facility was $35,500.

In August 2011, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of a newbuilding bulk carrier, the Navios Avior, which was delivered on May 14, 2012 (see Note 5). The facility is repayable in 20 semi-annual equal installments of $681 after the drawdown date, with a final balloon payment of $7,264 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of September 30, 2012, the outstanding amount under this facility was $20,884.

In December 2011, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier, the Navios Centaurus, which was delivered on March 30, 2012 (see Note 5). As of September 30, 2012, the outstanding amount under the loan facility was repayable in 19 semi-annual equal installments of $700 after the drawdown date, with a final balloon payment of $7,450 on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of September 30, 2012, the outstanding amount under this facility was $20,750.

DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches of the facility amounting to $66,500 was cancelled following the cancellation of construction of one Capesize bulk carrier. The interest rate of the amended facility is based on a margin of 225 basis points. The loan facility required compliance with certain financial covenants and the covenants contained in the 2019 Notes. On July 10, 2012, the Company repaid in full the loan using a portion of the proceeds of the ship mortgage notes issued in July 2012 and cash on hand.

In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier, the Navios Altamira, which was delivered on January 28, 2011 to Navios Holdings, and amended the loan. The loan bears interest at a rate of LIBOR plus 275 basis points. As of September 30, 2012, the outstanding loan is repayable in 18 equal quarterly installments of $572, with a final balloon payment of $21,721 on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of September 30, 2012, the outstanding amount under this facility was $32,017.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120,000 with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The interest rate of the facility was based on a margin of 190 basis points. On June 15, 2012, the Company sold the Navios Buena Ventura and fully repaid the outstanding balance associated with the vessel. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. On July 9, 2012, the Company repaid in full the loan using a portion of the proceeds of the ship mortgage notes issued in July 2012 and cash on hand.

Cyprus Popular Bank Public Co. Ltd. Facility: In March 2009, Navios Holdings entered into a loan facility with Cyprus Popular Bank Public Co. Ltd. of up to $110,000 to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. As of September 7, 2010, the available amount of the loan facility was reduced to $30,000. On May 10, 2011, the amount of $18,850 was drawn to finance the acquisition of the Navios Astra. The loan is repayable beginning three months following the drawdown in seven equal quarterly installments of $471, with a final balloon payment of $15,553 on the last payment date. This loan bears interest at a rate of LIBOR plus 275 basis points. On April 20, 2012, the Company repaid the facility in full using the proceeds under the second tranche of the DVB Bank SE loan facility. As of September 30, 2012, the facility was available until May 2013 and the available amount under the facility was $30,000.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura on September 20, 2010 and October 29, 2010, respectively, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53,600 and $54,500, respectively. As of September 30, 2012, the third tranche of the facility is repayable in two quarterly installments of $257 and 25 quarterly installments of $882, with a final balloon payment of $21,215 on the last payment date; and the fourth tranche of the facility is repayable in two quarterly installments of $210 and 31 quarterly installments of $835, with a final balloon payment of $19,890 on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of September 30, 2012, the outstanding amount was $89,974.

DVB Bank SE Facility: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42,000 in two tranches, (a) the first tranche is for an amount of up to $26,000 in order to finance the acquisition of a handysize vessel, the Navios Serenity (see Note 5); and (b) the second tranche is for an amount of up to $16,000 to refinance the Navios Astra loan facility with Cyprus Popular Bank Public Co. Ltd. The two tranches bear interest at a rate of LIBOR plus 285 basis points and 360 basis points, respectively. As of September 30, 2012, Navios Holdings had drawn $26,000 under the first tranche and $14,950 under the second tranche. The first tranche is repayable in 30 quarterly installments of $362, with a final balloon payment of $14,415 on the last repayment date and the second tranche is payable in 31 quarterly installments of $269, with a final balloon payment of $6,343 on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of September 30, 2012, the outstanding amount was $39,957.

Unsecured Bond: In July 2009, Navios Holdings issued a $20,000 unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest accrued on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which was not compounded) would have been first due and payable in July 2012, which was the maturity date. The outstanding amount was repaid in full on July 24, 2012 in accordance with its terms.

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants including debt coverage ratios and minimum liquidity. It is an event of default under the credit facilities if such covenants are not complied with.

Navios Logistics loans

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together the “Logistics Co-Issuers”) issued $200,000 in senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Logistics Senior Notes”). The Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cyprus Popular Bank Public Co. Ltd. Facility

On March 20, 2012, Cyprus Popular Bank Public Co. Ltd. and Nauticler S.A., a subsidiary of Navios Logistics, finalized the documentation of the $40,000 revolving credit facility for working and investment capital purposes. The loan bears interest at a rate based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The facility requires Navios Logistics to be in compliance with the covenants contained in the indenture governing the Logistics Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available. As of September 30, 2012, the revolving credit facility was undrawn.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of a pushboat (Nazira). As of September 30, 2012, the outstanding loan balance was $613. The loan facility bears interest at a fixed rate of 600 basis points. The loan is to be repaid in equal monthly installments of $6 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of September 30, 2012, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Amounts in
thousands of
Payment due by period	U.S. dollars
September 30, 2013	$24,637
September 30, 2014	29,954
September 30, 2015	60,422
September 30, 2016	23,115
September 30, 2017	43,700
September 30, 2018 and thereafter	1,209,510

Total	$1,391,338

NOTE 8: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The carrying amounts of the floating rate loans approximates their fair value. The senior and ship mortgage notes are fixed rate borrowings and their fair value, which was determined based on quoted market prices, is indicated in the table below.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Loan receivable from affiliated company: The carrying amount of the floating rate loan approximates its fair value.

Due from affiliated companies, long term: The carrying amount of the floating rate payable approximates its fair value.

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximates their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.

Investment in available for sale securities: The carrying amount of the investment in available-for-sale securities reported in the balance sheet represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of comprehensive income.

Forward freight agreements, net: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2012		December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$163,261	$163,261	$171,096	$171,096
Restricted cash	$10,175	$10,175	$6,399	$6,399
Accounts receivable, net	$103,456	$103,456	$101,386	$101,386
Accounts payable	$(56,465)	$(56,465)	$(52,113)	$(52,113)
Senior and ship mortgage notes, net of discount	$(1,033,983)	$(1,027,725)	$(945,538)	$(841,500)
Long-term debt, including current portion	$(353,338)	$(353,338)	$(508,019)	$(508,019)
Investments in available for sale securities	$129	$129	$82,904	$82,904
Forward Freight Agreements, net	$1,274	$1,274	$1,279	$1,279
Loan receivable from affiliated company	$30,000	$30,000	$40,000	$40,000
Due from affiliated companies, long term	$49,433	$49,433	$—	$—

The following tables set forth our assets and liabilities that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets and liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of September 30, 2012
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
FFAs	$1,274	$1,274	$—	$—
Investments in available for sale securities	129	129	—	—

Total	$1,403	$1,403	$—	$—

	Fair Value Measurements as of December 31, 2011
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
FFAs	$1,279	$1,279	$—	$—
Investments in available for sale securities	82,904	82,904	—	—

Total	$84,183	$84,183	$—	$—

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of September 30, 2012.

	Fair Value Measurements at September 30, 2012
Assets	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$163,261	$163,261	$—	$—
Restricted cash	$10,175	$10,175	$—	$—
Senior and ship mortgage notes, net of discount	$(1,027,725)	$(1,027,725)	$—	$—
Long-term debt, including current portion (1)	$(353,338)	$—	$(353,338)	$—
Loan receivable from affiliated company (2)	$30,000	$—	$30,000	$—
Due from affiliated companies, long term (2)	$49,433	$—	$49,433	$—

(1)	The fair value of the Company’s long term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from affiliated company and long term receivable from affiliated companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as after taking into account the counterparty’s creditworthiness.

NOTE 9: PREFERRED AND COMMON STOCK

In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures.

In October 2011, Navios Holdings repurchased 73,651 shares for a total cost of $221. There were no shares repurchased during the nine month period ended September 30, 2012.

Issuances to Employees and Exercise of Options

On March 1, March 2, March 7 and June 23, 2011, pursuant to the stock plan approved by the Board of Directors, 18,281, 29,250, 68,047 and 15,000 shares, respectively, were issued following the exercise of options for cash at an exercise price of $3.18 per share for a total of $415.

On December 5, 2011, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued to its employees 784,273 shares of restricted common stock, 29,000 restricted stock units and 1,344,353 stock options.

On January 11 and February 29, 2012, pursuant to the stock plan approved by the Board of Directors, 10,969 and 18,282 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share for a total of $93.

Vested, Surrendered and Forfeited

During the nine month period ended September 30, 2012 and the year ended December 31, 2011, 5,602 and 8,869 restricted shares of common stock, respectively, were forfeited upon termination of employment.

During 2011, 15,264 restricted stock units that were issued to the Company’s employees in 2009 and 2010 became vested and 1,997 restricted shares of common stock were surrendered.

Following the issuances and cancellations of the shares described above, Navios Holdings had as of September 30, 2012, 102,433,013 shares of common stock and 8,479 shares of preferred stock outstanding.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 10: COMMITMENTS AND CONTINGENCIES

As of September 30, 2012, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2011: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

On March 1, 2012, Navios Logistics issued a guarantee and indemnity letter that guaranteed the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $10,000. On July 11, 2012, the amount of the guarantee was amended to $12,000.This guarantee expires on March 1, 2013.

In connection with the acquisition of Horamar, Navios Logistics recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify Navios Logistics in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of September 30, 2012, the remaining liability related to these pre-acquisition contingencies amounted to $2,842 ($2,764 in 2011) and was entirely offset by an indemnification asset for the same amount, which is reflected in other non-current assets.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. Management believes the ultimate disposition of these matters will be immaterial to the Company’s financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through February 2024.

As of September 30, 2012, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

	Amounts in thousands of U.S. Dollars
	In Operation	To be delivered	Total
September 30, 2013	$103,110	$6,089	$109,199
September 30, 2014	72,311	26,172	98,483
September 30, 2015	60,055	26,463	86,518
September 30, 2016	52,904	26,535	79,439
September 30, 2017	46,616	26,463	73,079
September 30, 2018 and thereafter	136,692	120,804	257,496

Total	$471,688	$232,526	$704,214

As of September 30, 2012, Navios Logistics has obligations related its port expansion project, the construction of four new tank barges and the acquisition of the chartered-in fleet (see also Note 5) of $8,529, $4,886 and $15,936, respectively. The table below reflects the future payments for these commitments.

Amounts in thousands of U.S. dollars
September 30, 2013	$18,275
September 30, 2014	3,566
September 30, 2015	3,690
September 30, 2016	3,820

Total	$29,351

NOTE 11: TRANSACTIONS WITH RELATED PARTIES

Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece of approximately 2,034.3 square meters to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €492 (approximately $619) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement initially provided for the leasing of one facility in Piraeus, Greece of approximately 1,376.5 square meters to house part of the operations of the Company.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On October 29, 2010, the existing lease agreement was amended to provide Navios ShipManagement Inc. with a lease for 1,122.75 square meters. The total annual lease payments are €379 (approximately $477) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 29, 2010, Navios Tankers Management Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 253.75 square meters to house part of the operations of the Company. The total annual lease payments are €81 (approximately $102) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”), a brokerage firm for freight and shipping charters, as a broker. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings has agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions paid to Acropolis for the three month periods ended September 30, 2012 and 2011 were $8 and $0, respectively, and for the nine months periods ended September 30, 2012 and 2011 were $55 and $17, respectively. During the three month periods ended September 30, 2012 and 2011, the Company received dividends of $140 and $252 respectively and during the nine month periods ended September 30, 2012 and 2011, the Company received dividends of $0 and $252, respectively. Included in the trade accounts payable at September 30, 2012 and December 31, 2011 was an amount of $107 and $125, respectively, which was due to Acropolis.

Vessels charter hire: In February 2012, the Company chartered in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel of 52,073 dwt. The term of this charter is approximately two years at a net daily rate of $12,500 per day for the first year and $13,500 net per day for the second year, plus 50/50 profit sharing based on actual earnings. In May 2012, the Company chartered in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel of 82,535 dwt. The term of this charter is approximately one year at a net daily rate of $12,000 per day, plus profit sharing. The owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. Total charter hire expense for the two vessels for the three month and nine month periods ended September 30, 2012 were $2,254 and $4,342, respectively, and was included in the statement of comprehensive income under “Time charter, voyage and port terminal expenses”.

Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily initial term of the agreement is five years commencing from November 16, 2007. On October 27, 2009, the fixed fee period was extended for two years and the daily fees were amended to $4.5 per owned Ultra Handymax vessel, $4.4 per owned Panamax vessel and $5.5 per owned Capesize vessel. In October 2011, the fixed fee period was further extended until December 31, 2017 and the daily fees were amended to $4.7 per owned Ultra Handymax vessel, $4.6 per owned Panamax vessel and $5.7 per owned Capesize vessel until December 31, 2013. From January 2014 to December 2017, Navios Partners will reimburse Navios Holdings for all of the actual operating costs and expenses in connection with the management of Navios Partners’ fleet. Total management fees for the three month periods ended September 30, 2012 and 2011 amounted to $8,452 and $7,903, respectively, and for the nine month periods ended September 30, 2012 and 2011 amounted to $23,009 and $19,607, respectively.

Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010 and May 4, 2012, for five years from the closing of Navios Acquisition’s initial vessel acquisition, Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining one year of the term of the management agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300 per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the three month periods ended September 30, 2012 and 2011 amounted to $11,813 and $9,768, respectively, and for the nine month period ended September 30, 2012 and 2011, amounted to $33,870 and $25,408, respectively. As of March 30, 2012, Navios Acquisition may, upon request, reimburse the manager partially or fully for drydocking and other extraordinary fees and expenses under the management agreement at a later date, but not later than January 4, 2014, bearing interest of 1% over LIBOR. As of September 28, 2012, Navios Acquisition may, upon request, reimburse the manager partially or fully for any fixed management fees outstanding for a period of not more than nine months at a later date, but not later than December 31, 2014, bearing interest of 1% over LIBOR. The management fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, as amended on October 21, 2011, Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2012 and 2011 amounted to $1,024 and $900, respectively, and for the nine month periods ended September 30, 2012 and 2011 amounted to $2,833 and $2,547, respectively.

On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2012 and 2011 amounted to $533 and $423, respectively, and for the nine month periods ended September 30, 2012 and 2011 amounted to $1,509 and $1,077, respectively. The general and administrative fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2012 and 2011 amounted to $150 and $125, respectively, and for the nine month periods ended September 30, 2012 and 2011 amounted to $450 and $250, respectively. The general and administrative fees have been eliminated upon consolidation.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance due from affiliate: Balance due from affiliate as of September 30, 2012 amounted to $99,997 (December 31, 2011: $49,404) which included the current amounts due from Navios Partners and Navios Acquisition, which were $18,864 and $31,700, respectively, and the non current amount of $49,433 due from Navios Acquisition. The remaining balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties. Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. On June 15, 2012, the Company sold the Navios Buena Ventura to Navios Partners, see Note 5. As of September 30, 2012 and December 31, 2011, the unamortized deferred gain for all vessels and rights sold totaled $31,053 and $41,002, respectively, and for the three months ended September 30, 2012 and 2011, Navios Holdings recognized $2,659 and $2,745, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”. For the nine months ended September 30, 2012 and 2011, Navios Holdings recognized $10,058 and $9,280, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Purchase of Shares in Navios Acquisition: Refer to Note 3 for transactions related to the share purchase of Navios Acquisition.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings and Navios Holdings received $400 as an arrangement fee. The $40,000 facility has a margin of LIBOR plus 300 basis points and a term of 18 months, maturing on April 1, 2012. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. Pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. In October 2010 and during the first half of 2011, Navios Acquisition prepaid $6,000 of this facility and, during the second half of 2011, Navios Acquisition drew down $33,609 from the facility. As of September 30, 2012, the outstanding amount under this facility was $30,000 (December 31, 2011: $40,000) and was recorded under “Loan receivable from affiliate companies”.

NOTE 12: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Drybulk Vessel Operations and Logistics Business, and previously had a Tanker Vessel Operations segment until the deconsolidation of Navios Acquisition on March 30, 2011. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region. Also following the formation of Navios Acquisition and until March 30, 2011 when Navios Acquisition’s deconsolidation took place, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consisted of the transportation and handling of liquid cargoes through the ownership, operation, and trading of tanker vessels. The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations		Logistics Business		Total
	Three Month Period Ended September 30, 2012	Three Month Period Ended September 30, 2011	Three Month Period Ended September 30, 2012	Three Month Period Ended September 30, 2011	Three Month Period Ended September 30, 2012	Three Month Period Ended September 30, 2011
Revenue	$98,940	$104,963	$65,004	$68,847	$163,944	$173,810
Loss on derivatives	(73)	(3)	—	—	(73)	(3)
Interest income/expense and finance cost, net	(21,829)	(19,161)	(5,123)	(5,111)	(26,952)	(24,272)
Depreciation and amortization	(19,415)	(19,091)	(7,153)	(5,531)	(26,568)	(24,622)
Equity in net earnings of affiliated companies	8,326	7,956	—	—	8,326	7,956
Net income/(loss) attributable to Navios Holdings common stockholders	4,058	17,264	572	(974)	4,630	16,290
Total assets	2,416,947	2,479,390	447,787	444,683	2,864,734	2,924,073
Capital expenditures	(211)	(26,960)	(4,096)	(33,795)	(4,307)	(60,755)
Goodwill	56,240	56,240	104,096	104,096	160,336	160,336
Investments in affiliates	185,176	115,590	—	—	185,176	115,590
Cash and cash equivalents	103,628	137,094	59,633	57,843	163,261	194,937
Restricted cash	10,175	17,557	—	—	10,175	17,557
Long-term debt (including current and non current portion)	$1,186,708	$1,247,290	$200,613	$200,685	$1,387,321	$1,447,975

	Drybulk Vessel Operations		Logistics Business		Tanker Vessel Operations		Total
	Nine Month Period Ended September 30, 2012	Nine Month Period Ended September 30, 2011	Nine Month Period Ended September 30, 2012	Nine Month Period Ended September 30, 2011	Nine Month Period Ended September 30, 2012	Nine Month Period Ended September 30, 2011	Nine Month Period Ended September 30, 2012	Nine Month Period Ended September 30, 2011
Revenue	$299,593	$327,897	$188,444	$167,908	$—	$25,130	$488,037	$520,935
Loss on derivatives	(275)	(85)	—	—	—	—	(275)	(85)
Interest income/(expense) and finance cost, net	(62,323)	(59,222)	(15,175)	(11,270)	—	(8,350)	(77,498)	(78,842)
Depreciation and amortization	(58,200)	(57,686)	(20,074)	(16,609)	—	(8,045)	(78,274)	(82,340)
Equity in net earnings of affiliated companies	24,959	22,702	—	—	—	—	24,959	22,702
Net income/(loss) attributable to Navios Holdings common stockholders	18,797	65,148	577	628	—	(36,781)	19,374	28,995
Total assets	2,416,947	2,479,390	447,787	444,683	—	—	2,864,734	2,924,073
Capital expenditures	(39,757)	(79,112)	(11,442)	(66,947)	—	(7,528)	(51,199)	(153,587)
Goodwill	56,240	56,240	104,096	104,096	—	—	160,336	160,336
Investments in affiliates	185,176	115,590	—	—	—	—	185,176	115,590
Cash and cash equivalents	103,628	137,094	59,633	57,843	—	—	163,261	194,937
Restricted cash	10,175	17,557	—	—	—	—	10,175	17,557
Long-term debt (including current and non current portion)	$1,186,708	$1,247,290	$200,613	$200,685	$—	$—	$1,387,321	$1,447,975

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 13: EARNINGS PER COMMON SHARE

Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period.

	Three Month Period Ended September 30, 2012	Three Month Period Ended September 30, 2011
Numerator:
Net income attributable to Navios Holdings common stockholders	$4,630	$16,290
Less:
Dividend on Preferred Stock	(428)	(427)

Income available to Navios Holdings common stockholders, basic	$4,202	$15,863

Plus:
Dividend on Preferred Stock	428	427

Income available to Navios Holdings common stockholders, diluted	$4,630	$16,290

Denominator:
Denominator for basic net income per share attributable to Navios Holdings common stockholders — weighted average shares	101,205,545	100,963,351
Dilutive potential common shares — weighted average restricted stock and restricted units	1,312,655	818,384
Convertible preferred stock and convertible debt	8,479,000	8,479,000
Dilutive effect of securities	9,791,655	9,297,384
Denominator for diluted net income per share attributable to Navios Holdings common stockholders — adjusted weighted shares and assumed conversions	110,997,200	110,260,735

Basic net income per share attributable to Navios Holdings common stockholders	$0.04	$0.16

Diluted net income per share attributable to Navios Holdings common stockholders	$0.04	$0.15

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Nine Month Period Ended September 30, 2012	Nine Month Period Ended September 30, 2011
Numerator:
Net income attributable to Navios Holdings common stockholders	$19,374	$28,995
Less:
Dividend on Preferred Stock	(1,278)	(1,268)

Income available to Navios Holdings common stockholders, basic	$18,096	$27,727

Plus:
Dividend on Preferred Stock	1,278	1,268

Income available to Navios Holdings common stockholders, diluted	$19,374	$28,995

Denominator:
Denominator for basic net income per share attributable to Navios Holdings common stockholders — weighted average shares	101,201,101	100,922,197
Dilutive potential common shares — weighted average restricted stock and restricted units	1,320,691	885,780
Convertible preferred stock and convertible debt	8,479,000	8,479,000
Dilutive effect of securities	9,807,919	9,377,426
Denominator for diluted net income per share attributable to Navios Holdings common stockholders — adjusted weighted shares and assumed conversions	111,009,020	110,299,623

Basic net income per share attributable to Navios Holdings common stockholders	$0.18	$0.27

Diluted net income per share attributable to Navios Holdings common stockholders	$0.17	$0.26

NOTE 14: INVESTMENT IN AFFILIATES

Navios Maritime Partners L.P.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, and chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. (the “Manager”), from its offices in Piraeus, Greece.

In accordance with the terms of the partnership agreement, on January 1, 2012, all of the outstanding subordinated units converted into 7,621,843 shares of common units (conversion excluded the subordinated Series A units) and on June 29, 2012, the outstanding subordinated Series A units converted into 1,000,000 shares of common units. The common units received upon such conversions have the same distribution rights as all other common units.

As of September 30, 2012, Navios Holdings holds a total of 14,223,763 common units, representing a 23.2% common interest in Navios Partners. Following the conversion of the subordinated units, the common units would in-substance be equivalent to common stock. Accordingly, the common units received in the conversion are not treated as available-for-sale securities and are now accounted for pursuant to the equity method of accounting. As a result, on January 1, 2012, the carrying value of $82,572 of the common units previously accounted for as available for sale securities and $6,158 other comprehensive losses related to the available for sale common units, were reclassified to “Investments in Affiliates”.

As of September 30, 2012 and December 31, 2011, the carrying amount of the investment in Navios Partners accounted for under the equity method was $90,776 and $17,688, respectively. As of September 30, 2012 and December 31, 2011, the carrying amount of the investment in available-for-sale common units was $0 and $82,572, respectively.

Dividends received during the three month periods ended September 30, 2012 and 2011 were $7,259 and $6,664, respectively, and for the nine month periods ended September 30, 2012 and 2011 were $20,656 and $18,976, respectively.

Acropolis Chartering and Shipping Inc.

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of September 30, 2012 and December 31, 2011, the carrying amount of the investment was $416 and $210, respectively. During the three month periods ended September 30, 2012 and 2011, the Company received dividends of $0 and $252, respectively, and during the nine month period ended September 30, 2012 and 2011, the Company received dividends of $140 and $252, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Maritime Acquisition Corporation

From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition since the preferred stock is considered to be in substance common stock for accounting purposes. As of September 30, 2012, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%. See Note 3 for a discussion of changes to Navios Holdings’ voting power and economic interest in Navios Acquisition.

As of September 30, 2012 and December 31, 2011, the carrying amount of the investment in Navios Acquisition accounted for under the equity method was $93,961 and $99,168, respectively.

Dividends received during the three month periods ended September 30, 2012 and 2011 were $1,300 and $1,300, respectively, and for the nine month periods ended September 30, 2012 and 2011 were $3,901 and $3,901, respectively.

Summarized financial information of the affiliated companies is presented below:

	September 30, 2012		December 31, 2011
Balance Sheet	Navios Partners	Navios Acquisition	Navios Partners	Navios Acquisition
Current assets	$60,686	$77,648	$63,558	$78,907
Noncurrent assets	903,976	1,279,425	846,366	1,116,562
Current liabilities	60,128	76,045	56,705	77,729
Noncurrent liabilities	298,414	1,050,620	293,580	878,891

	Three Month Period Ended September 30, 2012		Three Month Period Ended September 30, 2011
Income Statement	Navios Partners	Navios Acquisition	Navios Partners	Navios Acquisition
Revenue	$55,540	$37,761	$48,011	$31,127
Net income/(loss)	22,143	(1,415)	16,563	(2,767)

	Nine Month Period Ended September 30, 2012		Nine Month Period Ended September 30, 2011
Income Statement	Navios Partners	Navios Acquisition	Navios Partners	Navios Acquisition
Revenue	$152,649	$109,423	$136,490	$82,274
Net income/(loss)	55,761	(4,131)	46,674	(6,372)

NOTE 15: OTHER FINANCIAL INFORMATION

The Company’s 8.125% Senior Notes issued on January 28, 2011 are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc, Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The Company’s 8 7/8% First Priority Ship Mortgage Notes issued on November 2, 2009 and July 10, 2012, are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C., designated as unrestricted subsidiaries or those not required by the indenture (see Note 7). The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned.

See Note 3 for a discussion of changes to Navios Holdings’ voting power and economic interest in Navios Acquisition. On and after March 30, 2011, following the Navios Acquisition Share Exchange, Navios Acquisition is no longer a subsidiary of Navios Holdings. These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

The Company revised the classification of certain cash transfers between group subsidiaries on its condensed consolidating statements of cash flows, as presented in this note, to present them as cash flows within financing activities. These amounts were previously classified as cash flows within operating activities. The impact of this revision for the six-month period ended June 30, 2011, nine-month period ended September 30, 2011 and for the year ended December 31, 2011 is to increase cash outflows from operating activities and increase cash inflows from financing activities for Navios Holdings Issuer by $23,875, increase cash inflows from operating activities and increase cash outflows from financing activities for the other guarantor subsidiaries by $60,000 and decrease cash inflows from operating activities and increase cash inflows from financing activities for the non-guarantor subsidiaries by $36,125 compared with amounts previously reported. The Company determined the revisions as presented in this note are not material to the consolidated financial statements taken as a whole and will revise the condensed consolidating statements of cash flows for other comparative periods not presented herein in future financial statements as may be applicable. There was no impact on the Company’s consolidated statements of cash flows.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company also revised its condensed consolidated financial statements, as presented in this note, as of December 31, 2011 and the three and nine-month periods ended September 30, 2011, respectively, to reclassify immaterial amounts between issuer and non-guarantor columns related to a single non-guarantor subsidiary.

	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the three months ended September 30, 2012
Revenue	$—	$98,939	$65,005	$—	$163,944
Time charter, voyage and port terminal expenses	—	(42,466)	(26,107)	—	(68,573)
Direct vessel expenses	—	(11,695)	(20,878)	—	(32,573)
General and administrative expenses	(2,702)	(5,083)	(3,281)	—	(11,066)
Depreciation and amortization	(709)	(18,707)	(7,152)	—	(26,568)
Interest income/(expense) and finance cost, net	(18,863)	(2,966)	(5,123)	—	(26,952)
Loss on derivatives	—	(73)	—	—	(73)
Other (expense)/income, net	21	485	(2,319)	—	(1,813)

(Loss)/income before equity in net earnings of affiliated companies	(22,253)	18,434	145	—	(3,674)
Income/(loss) from subsidiaries	21,738	189	—	(21,927)	—
Equity in net earnings of affiliated companies	5,145	2,738	443	—	8,326

Income/(loss) before taxes	4,630	21,361	588	(21,927)	4,652
Income tax (expense)/benefit	—	(66)	380	—	314

Net income/(loss)	4,630	21,295	968	(21,927)	4,966
Less: Net income/(loss) attributable to the noncontrolling interest	—	—	(336)	—	(336)

Net income/(loss) attributable to Navios Holdings common stockholders	$4,630	$21,295	$632	$(21,927)	$4,630

Other Comprehensive loss
Unrealized holding loss on investments in available for sale securities	(185)	—	—	—	(185)

Total other comprehensive loss	$(185)	—	$—	$—	$(185)

Total comprehensive income/(loss)	4,445	21,295	968	(21,927)	4,781
Comprehensive income attributable to non controlling interest	—	—	(336)	—	(336)

Total comprehensive income/(loss) attributable to Navios Holdings common stockholders	$4,445	$21,295	$632	$(21,927)	$4,445

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the three months ended September 30, 2011
Revenue	$—	$102,146	$71,664	$—	$173,810
Time charter, voyage and port terminal expenses	—	(38,079)	(35,083)	—	(73,162)
Direct vessel expenses	—	(9,045)	(19,191)	—	(28,236)
General and administrative expenses	(3,820)	(4,970)	(3,646)	—	(12,436)
Depreciation and amortization	(708)	(17,746)	(6,168)	—	(24,622)
Interest income/(expense) and finance cost, net	(16,600)	(2,357)	(5,315)	—	(24,272)
Loss on derivatives	—	(3)	—	—	(3)
Gain on sale of assets	—	—	35	—	35
Other income/(expense), net	6	(88)	(3,355)	—	(3,437)

(Loss)/income before equity in net earnings of affiliated companies	(21,122)	29,858	(1,059)	—	7,677
Income/(loss) from subsidiaries	33,976	(1,628)	—	(32,348)	—
Equity in net earnings of affiliated companies	3,436	4,189	331	—	7,956

Income/(loss) before taxes	16,290	32,419	(728)	(32,348)	15,633
Income tax (expense)/benefit	—	(220)	537	—	317

Net income/(loss)	16,290	32,199	(191)	(32,348)	15,950
Less: Net loss attributable to the noncontrolling interest	—	—	340	—	340

Net income attributable to Navios Holdings common stockholders	$16,290	$32,199	$149	$(32,348)	$16,290

Other Comprehensive loss
Unrealized loss on investments in available for sale securities	$(28,458)	$—	$—	$—	(28,458)

Total other comprehensive loss	(28,458)	—	—	—	(28,458)

Total comprehensive (loss)/income	(12,168)	32,199	(191)	(32,348)	(12,508)
Comprehensive loss attributable to non controlling interest	—	—	340	—	340

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(12,168)	$32,199	$149	$(32,348)	$(12,168)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the nine months ended September 30, 2012
Revenue	$—	$294,495	$193,542	$—	$488,037
Time charter, voyage and port terminal expenses	—	(122,563)	(80,942)	—	(203,505)
Direct vessel expenses	—	(34,949)	(56,674)	—	(91,623)
General and administrative expenses	(9,853)	(16,012)	(10,227)	—	(36,092)
Depreciation and amortization	(2,110)	(54,923)	(21,241)	—	(78,274)
Interest expense and finance cost, net	(51,593)	(10,034)	(15,871)	—	(77,498)
Loss on derivatives	—	(275)	—	—	(275)
Gain on sale of assets	—	323	—	—	323
Other expense, net	(195)	(72)	(5,767)	—	(6,034)

(Loss)/income before equity in net earnings of affiliated companies	(63,751)	55,990	2,820	—	(4,941)
Income/(loss) from subsidiaries	69,685	2,383	—	(72,068)	—
Equity in net earnings of affiliated companies	13,440	10,404	1,115	—	24,959

Income/(loss) before taxes	19,374	68,777	3,935	(72,068)	20,018
Income taxes	—	(207)	(74)	—	(281)

Net income/(loss)	19,374	68,570	3,861	(72,068)	19,737
Less: Net income attributable to the noncontrolling interest	—	—	(363)	—	(363)

Net income/(loss) attributable to Navios Holdings common stockholders	$19,374	$68,570	$3,498	$(72,068)	$19,374

Other Comprehensive loss
Unrealized holding loss on investments in available for sale securities	(607)	—	—	—	(607)
Reclassification to investments in affiliates	(6,158)	—	—	—	(6,158)

Total other comprehensive loss	$(6,765)	$—	$—	$—	$(6,765)

Total comprehensive income/(loss)	12,609	68,570	3,861	(72,068)	12,972
Comprehensive loss attributable to non controlling interest	—	—	(363)	—	(363)

Total comprehensive income/(loss) attributable to Navios Holdings common stockholders	$12,609	$68,570	$3,498	$(72,068)	$12,609

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the nine months ended September 30, 2011
Revenue	$—	$309,933	$211,002	$—	$520,935
Time charter, voyage and port terminal expenses	—	(123,026)	(74,098)	—	(197,124)
Direct vessel expenses	—	(31,379)	(59,102)	—	(90,481)
General and administrative expenses	(11,329)	(16,073)	(11,719)	—	(39,121)
Depreciation and amortization	(2,102)	(52,518)	(27,720)	—	(82,340)
Interest income/(expense) and finance cost, net	(50,946)	(7,209)	(20,687)	—	(78,842)
Loss on derivatives	—	(85)	—	—	(85)
Loss on change in control	(35,325)	—	—	—	(35,325)
Gain on sale of assets	—	38,787	35	—	38,822
Loss on bond extinguishment	(21,199)	—	—	—	(21,199)
Other expense, net	(100)	(847)	(7,210)	—	(8,157)

(Loss)/income before equity in net earnings of affiliated companies	(121,001)	117,583	10,501		7,083
Income from subsidiaries	137,904	10,087	—	(147,991)	—
Equity in net earnings of affiliated companies	12,092	9,677	933	—	22,702

Income before taxes	28,995	137,347	11,434	(147,991)	29,785
Income tax (expense)/benefit	—	(220)	356	—	136

Net income	28,995	137,127	11,790	(147,991)	29,921
Less: Net income attributable to the noncontrolling interest	—	—	(911)	—	(911)
Add: Preferred stock dividends attributable to the noncontrolling interest	—	—	12	—	12
Less: Preferred stock dividends of subsidiaries	—	—	(27)	—	(27)

Net income attributable to Navios Holdings common stockholders	$28,995	$137,127	$10,864	$(147,991)	$28,995

Other Comprehensive loss
Unrealized holding loss on investments in available for sale securities	(34,533)	—	—	—	(34,533)

Total other comprehensive loss	$(34,533)	$—	$—	$—	$(34,533)

Total comprehensive (loss)/income	(5,538)	137,127	11,775	(147,991)	(4,627)
Comprehensive income attributable to non controlling interest	—	—	(911)	—	(911)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(5,538)	$137,127	$10,864	$(147,991)	$(5,538)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of September 30, 2012	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$56,720	$46,907	$59,634	$—	$163,261
Restricted cash	8,041	2,134	—	—	10,175
Accounts receivable, net	—	85,572	17,884	—	103,456
Intercompany receivables	112,300	—	71,674	(183,974)	—
Due from affiliate companies	1,300	49,709	—	(445)	50,564
Prepaid expenses and other current assets	—	32,259	19,023	—	51,282

Total current assets	178,361	216,581	168,215	(184,419)	378,738

Vessels, port terminal and other fixed assets, net	—	1,406,275	355,586	—	1,761,861
Due from affiliate company	—	49,433	—	—	49,433
Loan receivable from affiliate company	30,000	—	—	—	30,000
Investments in subsidiaries	1,468,201	276,227	—	(1,744,428)	—
Investment in available for sale securities	—	129	—	—	129
Investment in affiliates	175,148	438	9,590	—	185,176
Other long term assets	17,165	38,678	18,027	—	73,870
Intangible assets other than goodwill	70,033	94,793	60,365	—	225,191
Goodwill and other intangibles	25,858	30,382	104,096	—	160,336

Total non-current assets	1,786,405	1,896,355	547,664	(1,744,428)	2,485,996

Total assets	$1,964,766	$2,112,936	$715,879	$(1,928,847)	$2,864,734

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	28,870	27,595	—	56,465
Accrued expenses	21,440	40,819	23,516	—	85,775
Deferred income and cash received in advance	—	14,795	374	—	15,169
Dividends payable	6,146	—	—	—	6,146
Intercompany Payables	—	177,287	6,687	(183,974)	—
Due to affiliate companies	—	—	445	(445)	—
Capital lease obligations	—	—	1,342	—	1,342
Current portion of long term debt	5,455	19,113	69	—	24,637

Total current liabilities	33,041	280,884	60,028	(184,419)	189,534

Senior and ship mortgage notes, net of discount	833,983	—	200,000	—	1,033,983
Long term debt, net of current portion	42,006	286,151	544	—	328,701
Capital lease obligations, net of current portion	—	—	24,106	—	24,106
Other long term liabilities and deferred income	—	43,142	13,682	—	56,824
Unfavorable lease terms	—	40,219	—	—	40,219
Deferred tax liability	—	—	18,682	—	18,682

Total non-current liabilities	875,989	369,512	257,014	—	1,502,515

Total liabilities	909,030	650,396	317,042	(184,419)	1,692,049
Noncontrolling interest	—	—	116,949	—	116,949

Total Navios Holdings stockholders’ equity	1,055,736	1,462,540	281,888	(1,744,428)	1,055,736

Total liabilities and stockholders’ equity	$1,964,766	$2,112,936	$715,879	$(1,928,847)	$2,864,734

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2011	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$74,160	$56,406	$40,530	$—	$171,096
Restricted cash	2,597	3,802	—	—	6,399
Accounts receivable, net	—	69,536	31,850	—	101,386
Intercompany receivables	77,347	—	65,247	(142,594)	—
Due from affiliate companies	1,300	50,254	—	(2,150)	49,404
Prepaid expenses and other current assets	(14)	28,516	14,187	—	42,689

Total current assets	155,390	208,514	151,814	(144,744)	370,974

Deposit for vessel acquisitions	—	63,814	—	—	63,814
Vessels, port terminal and other fixed assets, net	—	1,349,622	418,324	—	1,767,946
Loan receivable from affiliate company	40,000	—	—	—	40,000
Investments in subsidiaries	1,398,516	273,844	—	(1,672,360)	—
Investment in available for sale securities	82,572	332	—	—	82,904
Investment in affiliates	107,127	233	9,728	—	117,088
Other long term assets	15,543	33,882	18,064	—	67,489
Goodwill and other intangibles	98,001	137,649	167,959	—	403,609

Total non-current assets	1,741,759	1,859,376	614,075	(1,672,360)	2,542,850

Total assets	$1,897,149	$2,067,890	$765,889	$(1,817,104)	$2,913,824

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	—	28,529	23,584	—	52,113
Accrued expenses	16,864	30,822	16,184	—	63,870
Deferred income and cash received in advance	—	23,235	5,322	—	28,557
Dividends payable	6,149	—	—	—	6,149
Intercompany Payables	—	104,510	38,084	(142,594)	—
Due to affiliate companies	—	—	2,150	(2,150)	—
Capital lease obligations	—	—	31,221	—	31,221
Current portion of long term debt	7,382	54,142	8,569	—	70,093

Total current liabilities	30,395	241,238	125,114	(144,744)	252,003

Long term debt, net of current portion	807,648	352,717	223,099	—	1,383,464
Other long term liabilities and deferred income	—	35,140	3,072	—	38,212
Unfavorable lease terms	—	44,825	—	—	44,825
Deferred tax liability	—	—	19,628	—	19,628

Total non-current liabilities	807,648	432,682	245,799	—	1,486,129

Total liabilities	838,043	673,920	370,913	(144,744)	1,738,132
Noncontrolling interest	—	—	116,586	—	116,586
Total Navios Holdings stockholders’ equity	1,059,106	1,393,970	278,390	(1,672,360)	1,059,106

Total liabilities and stockholders’ equity	$1,897,149	$2,067,890	$765,889	$(1,817,104)	$2,913,824

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Cash flow statement for the nine months ended September 30, 2012	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(19,620)	$45,330	$36,001	$—	$61,711

Cash flows from investing activities
Acquisition of vessels	—	(38,357)	—	—	(38,357)
Cash acquired through asset acquisition	—	—	33	—	33
Acquisition of General Partner units	—	—	(1,472)	—	(1,472)
Loan repayment from affiliate company	10,000	—	—	—	10,000
Loan to affiliate company	—	(4,018)	—	—	(4,018)
Proceeds from sale of assets	—	67,500	—	—	67,500
Purchase of property and equipment	—	(1,400)	(11,442)	—	(12,842)

Net cash provided by/(used in) investing activities	10,000	23,725	(12,881)	—	20,844

Cash flows from financing activities
Payments of obligations under capital leases	—	—	(1,184)	—	(1,184)
Issuance of capital surplus	93	—	—	—	93
Proceeds from long-term loan, net of finance costs	—	50,759	—	—	50,759
Principal payment on long-term debt	(22,032)	(153,826)	(31,054)	—	(206,912)
Dividends paid to Company Shareholders	(19,715)	—	—	—	(19,715)
(Increase) / decrease in restricted cash	(5,444)	7,015	—	—	1,571
Proceeds from Senior Noted, net of fees	84,998	—	—	—	84,998
Transfer from / (to) other group subsidiaries	(45,720)	17,498	28,222	—	—

Net cash provided by/(used in) financing activities	(7,820)	(78,554)	(4,016)	—	(90,390)

Net (decrease)/increase in cash and cash equivalents	(17,440)	(9,499)	19,104	—	(7,835)
Cash and cash equivalents, at beginning of period	74,160	56,406	40,530	—	171,096

Cash and cash equivalents, at end of period	$56,720	$46,907	$59,634	$—	$163,261

	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Cash flow statement for the nine months ended September 30, 2011	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(12,794)	$29,539	$42,600	$(1,300)	$58,045

Cash flows from investing activities
Acquisition of vessels	—	(51,526)	(4,533)	—	(56,059)
Decrease in restricted cash for asset acquisitions	—	—	778	—	778
Acquisition of General Partner units	—	—	(2,052)	—	(2,052)
Deposits for vessel acquisitions	—	(27,302)	(2,995)	—	(30,297)
Proceeds from sale of assets	—	120,000	—	—	120,000
Purchase of property and equipment	—	(284)	(66,947)	—	(67,231)
Deconsolidation of Navios Acquisition	—	—	(72,425)	—	(72,425)

Net cash provided by/(used in) investing activities	—	40,888	(148,174)	—	(107,286)

Cash flows from financing activities
Transfer from/(to) other group subsidiaries	21,823	(68,000)	46,177	—	—
Issuance of common stock	415	—	—	—	415
Proceeds from long-term loan, net of deferred finance fees	18,578	48,918	3,032	—	70,528
Repayment of long-term debt	(26,219)	(41,025)	(171,760)	—	(239,004)
Repayment of Senior Notes	(300,000)	—	—	—	(300,000)
Proceeds from issuance of Senior Notes, net of deferred finance fees	340,981	—	193,207	—	534,188
Acquisition of noncontrolling interest	—	—	(8,638)	—	(8,638)
Dividends paid	(19,563)	—	(2,447)	1,300	(20,710)
Decrease/(increase) in restricted cash	599	946	(625)	—	920
Payments of obligations under capital leases	—	—	(931)	—	(931)

Net cash provided by/(used in) financing activities	36,614	(59,161)	58,015	1,300	36,768

Net increase/(decrease) in cash and cash equivalents	23,820	11,266	(47,559)	—	(12,473)
Cash and cash equivalents, at beginning of period	6,323	94,688	106,399	—	207,410

Cash and cash equivalents, at end of period	$30,143	$105,954	$58,840	$—	$194,937

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 16: SUBSEQUENT EVENTS

(a)	On October 3, 2012, Navios Holdings received $1,300 as a dividend distribution from its affiliate Navios Acquisition.

(b)	On November 13, 2012, Navios Holdings received $7,259 as a dividend distribution from its affiliate Navios Partners.

(c)	On November 12, 2012, the Board of Directors of Navios Holdings declared a dividend of $0.06 per share of common stock, which will be paid on January 4, 2013 to stockholders of record on December 18, 2012.

(d)	On November 15, 2012, Navios Holdings agreed to restructure its credit default insurance. In connection with this restructuring, Navios Holdings will receive: (i) a $175,433 lump sum cash payment and (ii) coverage for $41,162 revenue under the restructured credit default insurance policy. In addition, Navios Holdings has agreed to provide supplemental charter insurance to Navios Partners with a maximum cash payment of $20,000.

The credit default insurance policy, as restructured, will cover Navios Holdings’ and Navios Partners’ charter revenue up to a maximum cash payment of $120,000.

Navios Holdings anticipates using the proceeds to repay debt and for general corporate purposes. Closing of the credit default insurance restructuring is expected within November 2012, subject to customary closing conditions and required approvals by financing banks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: November 26, 2012